Filed pursuant to Rule 424(b)(1)
Registration No. 333-166697

Seanergy Maritime Holdings Corp.

Up to 20,560,610 Shares of Common Stock
Up to 16,016,667 Private Common Stock Purchase Warrants
Up to 16,016,667 Shares of Common Stock underlying the Private Warrants

This prospectus relates to the resale by certain selling security holders of (i) up to an aggregate of 20,560,610 shares of our common stock, (ii) up to an aggregate of 16,016,667 common stock purchase warrants, or the Private Warrants, and (iii) up to an aggregate of 16,016,667 shares of our common stock issuable upon the exercise of the Private Warrants, or the Warrant Shares.

We will not receive any proceeds from the sale of the shares of our common stock, the Private Warrants or the Warrant Shares by the selling security holders. However, we may receive the proceeds from the exercise of Private Warrants if the holders do not exercise the Private Warrants on a cashless basis. See "Use of Proceeds."

We will pay the expenses in connection with the registration of the resale of the shares of our common stock, the Private Warrants, and the Warrant Shares.

Our common stock and warrants are listed on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.  On May 7, 2010, the closing price of our common stock was $1.29 per share and the closing price of our warrants was $0.06 per warrant.

Investing in our common stock involves a high degree of risk.  See "Risk Factors" beginning on page 7 of this prospectus.  You should read this prospectus, any accompanying prospectus supplement, and the documents incorporated by reference herein and therein carefully before you make your investment decision.
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The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers.  The names of any underwriters, agents or dealers will be included in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.
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The date of this prospectus is May 19, 2010

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

We obtained statistical data, market data and other industry data and forecasts used or incorporated by reference in this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

Unless otherwise indicated, all references in this prospectus to "$" or "dollars" are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, the selling security holders may sell in one or more offerings pursuant to this prospectus (i) up to an aggregate of 20,560,610 shares of our common stock, (ii) up to an aggregate of 16,016,667 Private Warrants, and (iii) up to an aggregate of 16,016,667 Warrant Shares.  This prospectus provides you with a general description of our common shares and Private Warrants. We will provide updated information if required whenever the selling securityholders offer our common shares, the Private Warrants or the Warrant Shares pursuant to this prospectus.  This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered common shares, Private Warrants or Warrant Shares. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under "Where You Can Find More Information."

ii

 ENFORCEABILITY OF CIVIL LIABILITIES

Seanergy Maritime Holdings Corp. is a Marshall Islands company and our executive offices are located outside of the United States in Athens, Greece. All of our directors, officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and some of the experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.  Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

iii

 PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

We use the term "deadweight tons," or dwt, in describing the capacity of our dry bulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Dry bulk carriers are categorized as Handysize, Handymax/Supramax, Panamax and Capesize. The carrying capacity of a Handysize dry bulk carrier generally ranges from 10,000 to 30,000 dwt and that of a Handymax dry bulk carrier generally  ranges from 30,000 to 60,000 dwt. Supramax is a sub-category of the Handymax category and  typically has a cargo capacity of between 50,000 and 60,000 dwt.  By comparison, the carrying capacity of a Panamax dry bulk carrier generally ranges from 60,000 to 100,000 dwt and the carrying capacity of a Capesize dry bulk carrier is generally 100,000 dwt and above.

References in this prospectus to "Seanergy," "we," "us" or "our company" refer to Seanergy Maritime Holdings Corp. and our subsidiaries, but, if the context otherwise requires, may refer only to Seanergy Maritime Holdings Corp.  References in this prospectus to "Seanergy Maritime" refer to our predecessor, Seanergy Maritime Corp.  References in this prospectus to "BET" refer to Bulk Energy Transport (Holdings) Limited and its wholly owned subsidiaries.  We acquired a 50% controlling interest in BET in August 2009 through our right to appoint a majority of the BET board of directors.  For more information about us, please refer to our Annual Report on Form 20-F, filed on March 24, 2010, and the other reports incorporated into this prospectus by reference.

The Company

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries and Bulk Energy Transport (Holdings) Limited, or BET. Our existing fleet, including BET's vessels, consists of one Handysize vessel, one Handymax vessel, two Supramax vessels, three Panamax vessels and four Capesize vessels. Our fleet carries a variety of dry bulk commodities, including coal, iron ore, and grains, as well as bauxite, phosphate, fertilizer and steel products.

We acquired our initial fleet of six dry bulk carriers on August 28, 2008 from the Restis family, one of our major shareholders. On July 14, 2009, we expanded our fleet by entering into a share purchase agreement with Constellation Bulk Energy Holdings, Inc., or Constellation, to acquire from Constellation a 50% ownership interest in BET for nominal cash consideration. The remaining 50% of BET is owned by Mineral Transport Holdings, Inc., or Mineral Transport, a company controlled by members of the Restis family. We also entered into a shareholders' agreement with BET and Mineral Transport that allows us, among other things to appoint a majority of the members of the board of directors of BET. As a result, we control BET, whose fleet consists of four Capesize vessels and one Panamax vessel.

In our view, our acquisitions demonstrate both our ability to successfully grow through acquisitions and our strategy to grow quickly and achieve critical mass. By acquiring dry bulk carriers of various sizes, we are also able to serve a variety of needs of a variety of charterers. Finally, by capitalizing on our relationship with the Restis family and its affiliates, which have a proven track record of more than 40 years in dry bulk shipping, we are able to take advantage of economies of scale and efficiencies resulting from the use of Restis affiliates for the technical and commercial management of our fleet.

Our Fleet

We control and operate, through our vessel-owning subsidiaries and BET, 11 dry bulk carriers that transport a variety of dry bulk commodities. The following table provides summary information about our fleet and its current employment:

					Daily Time
			Year	Terms of Time	Charter
Vessel/Flag	Type	Dwt	Built	Charter Period	Hire Rate	Charterer

African Oryx/Bahamas	Handysize	24,110	1997	Expiring August 2011	$7,000 plus a 50% profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index	MUR Shipping B.V.

African Zebra/Bahamas	Handymax	38,623	1985	Expiring August 2011	$7,500 plus a 50% profit share calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index	MUR Shipping B.V.
Bremen Max/Isle of Man	Panamax	73,503	1993	Expiring September 2010	$15,500	SAMC
Hamburg Max/Isle of Man	Panamax	72,338	1994	Expiring September 2010	$15,500	SAMC
Davakis G./Bahamas(1)	Supramax	54,051	2008	Expiring January 2011	$21,000	Sangamon Transportation Group (Louis Dreyfus)
Delos Ranger/Bahamas(1)	Supramax	54,051	2008	Expiring March 2011	$20,000	Bunge S.A.
BET Commander/Isle of Man(2)	Capesize	149,507	1991	Expiring December 2011	$24,000	SAMC
BET Fighter/Isle of Man(2)	Capesize	173,149	1992	Expiring September 2011	$25,000	SAMC
BET Prince/Isle of Man(2)	Capesize	163,554	1995	Expiring January 2012	$25,000	SAMC
BET Scouter/Isle of Man(2)	Capesize	171,175	1995	Expiring October 2011	$26,000	SAMC
BET Intruder/Isle of Man(2)	Panamax	69,235	1993	Expiring September 2011	$15,500	SAMC
Total		1,043,296

(1)        Sister ships.
(2)        Vessels owned by BET.

Management of Our Fleet

We currently have two executive officers, Mr. Dale Ploughman, our chief executive officer, and Ms. Christina Anagnostara, our chief financial officer. In addition, we employ Ms. Theodora Mitropetrou, our general counsel, and a support staff of nine employees. In the future, we intend to employ such number of additional shore-based executives and employees as may be necessary to ensure the efficient performance of our activities.

We outsource the commercial brokerage and management of our fleet to companies that are affiliated with members of the Restis family. The commercial brokerage of our initial fleet of six vessels has been contracted out to Safbulk Pty Ltd., or Safbulk Pty, and the commercial brokerage of the BET fleet has been contracted to Safbulk Maritime S.A., or Safbulk Maritime. Safbulk Pty and Safbulk Maritime are collectively referred to throughout this prospectus as Safbulk. The management of our fleet and the BET fleet has been contracted out to Enterprises Shipping and Trading, S.A., or EST. All three of these entities are controlled by members of the Restis family.

Shipping Committee

We have established a shipping committee. The purpose of the shipping committee is to consider and vote upon all matters involving shipping and vessel finance.

Voting Agreement

Pursuant to a voting agreement, our board of directors is required to consist of 13 persons. Until May 20, 2010, when the voting agreement expires, certain of our shareholders who are affiliated with members of the Restis family, to whom we refer as the Restis affiliate shareholders, on the one hand, and Seanergy Maritime's founding shareholders, composed of Mr. Georgios Koutsolioutsos, the chairman of our board of directors, Mr. Alexios Komninos, one of our directors, and Mr. Ioannis Tsigkounakis, one of our former directors, to whom we refer collectively as the founding shareholders, on the other hand, have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

Our Corporate History

Incorporation of Seanergy and Seanergy Maritime

We were incorporated under the laws of the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporation Act, or the BCA, on January 4, 2008, originally under the name Seanergy Merger Corp., as a wholly owned subsidiary of Seanergy Maritime Corp., a Marshall Islands corporation, or Seanergy Maritime. We changed our name to Seanergy Maritime Holdings Corp. on July 11, 2008.

Seanergy Maritime was incorporated in the Republic of the Marshall Islands on August 15, 2006 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Seanergy Maritime, up to the date of the business combination, had not commenced any business operations and was considered a development stage enterprise. Seanergy Maritime is our predecessor. See "— Dissolution and Liquidation."

Initial Public Offering of Seanergy Maritime

On September 28, 2007, Seanergy Maritime consummated its initial public offering of 23,100,000 units, including 1,100,000 units issued upon the partial exercise of the underwriters' over-allotment option, with each unit consisting of one share of its common stock and one warrant. Each warrant entitled the holder to purchase one share of Seanergy Maritime common stock at an exercise price of $6.50 per share. The units sold in Seanergy Maritime's initial public offering were sold at an offering price of $10.00 per unit, generating gross proceeds of $231,000,000. This resulted in a total of $227,071,000 in net proceeds, after deducting certain deferred offering costs that were held in a trust account maintained by Continental Stock Transfer & Trust Company, which we refer to as the Seanergy Maritime Trust Account.

Business Combination

We acquired our initial fleet of six dry bulk carriers from the Restis family for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 (face value) in the form of a convertible promissory note, or the Note, and (iii) an aggregate of 4,308,075 shares of our common stock, subject to us meeting an Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, target of $72 million to be earned between October 1, 2008 and September 30, 2009, which target was achieved and the additional consideration was recorded as an increase in goodwill of $17,275,000, equal to the fair value of the 4,308,075 shares. This acquisition was made pursuant to the terms and conditions of a Master Agreement dated May 20, 2008 by and among us, Seanergy Maritime, our former parent, the several selling parties who are affiliated with members of the Restis family, and the several investing parties who are affiliated with members of the Restis family, and six separate memoranda of agreement between our vessel-owning subsidiaries and each seller, each dated as of May 20, 2008. The acquisition was completed with funds from the Seanergy Maritime Trust Account and with financing provided by Marfin Egnatia Bank S.A. of Greece, or Marfin.

On August 28, 2008, we completed our business combination and took delivery, through our designated nominees (which are wholly-owned subsidiaries) of three of the six dry bulk vessels, which included two 2008-built Supramax vessels and one 1997-built Handysize vessel, the M/V African Oryx, the M/V Davakis G and the M/V Delos Ranger. On September 11, 2008, we took delivery, through our designated nominee, of the fourth vessel, the M/V Bremen Max, a 1993-built Panamax vessel. On September 25, 2008, we took delivery, through our designated nominees, of the final two vessels, the M/V Hamburg Max, a 1994-built Panamax vessel, and the M/V African Zebra, a 1985-built Handymax vessel.

Dissolution and Liquidation

On August 26, 2008, shareholders of Seanergy Maritime also approved a proposal for the dissolution and liquidation of Seanergy Maritime, or the dissolution and liquidation, which was originally filed with the Commission on June 17, 2008, subsequently amended on July 31, 2008 and supplemented on August 22, 2008. Seanergy Maritime proposed the dissolution and liquidation because following the vessel acquisition described above, Seanergy Maritime was no longer needed and its elimination is expected to save substantial accounting, legal and compliance costs related to the U.S. federal income tax filings necessary because of Seanergy Maritime's status as a partnership for U.S. federal income tax purposes.

In connection with the dissolution and liquidation of Seanergy Maritime, on January 27, 2009, Seanergy Maritime filed Articles of Dissolution with the Registrar of Corporations of the Marshall Islands in accordance with Marshall Islands law and distributed to each holder of shares of common stock of Seanergy Maritime one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders. All outstanding warrants and the underwriter's unit purchase option of Seanergy Maritime concurrently become our obligations and became exercisable to purchase our common stock. Following the dissolution and liquidation of Seanergy Maritime, our common stock and warrants began trading on the NASDAQ Global Market on January 28, 2009. For purposes of this prospectus, all share data and financial information for the period prior to January 27, 2009 is that of Seanergy Maritime.

Purchase of Controlling Interest in BET

In August 2009, we expanded the size of our fleet through the acquisition of a 50% controlling interest in BET from Constellation. BET's other equity owner is Mineral Transport, which is an affiliate of members of the Restis family, one of our major shareholders. We entered into a shareholders' agreement with Mineral Transport that allows us, among other things, to appoint a majority of the members of the board of directors of BET. BET's fleet consists of four Capesize vessels and one Panamax vessel.

Corporate Structure

We are incorporated in the Republic of the Marshall Islands under the name Seanergy Maritime Holdings Corp. Our executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece and our telephone number is +30-210-963-8461.

The Securities Offered by the Selling Security Holders

The selling security holders listed herein are using this prospectus to offer (i) up to an aggregate of 20,560,610 shares of our common stock, (ii) up to an aggregate of 16,016,667 of the Private Warrants, and (iii) the Warrant Shares, consisting of up to an aggregate of 16,016,667 shares of our common stock issuable upon the exercise of the Private Warrants.

The selling security holders acquired the 20,560,610 shares of our common stock in the following transactions:

•           5,500,000 shares were originally issued to the founding shareholders in the form of shares of Seanergy Maritime prior to its initial public offering consummated on September 28, 2007; following the dissolution and liquidation of Seanergy Maritime, the founding shareholders obtained 5,500,000 of our common shares in the exchange whereby Seanergy Maritime's shareholders received one share of our common stock for each share of Seanergy Maritime common stock owned by such shareholders; 2,750,000 of such founding shareholders' shares of our common stock have since been acquired by the Restis affiliate shareholders;

•           2,260,000 shares were originally issuable to the Restis affiliate shareholders upon conversion of a $28,250,000 convertible promissory note, or the Note, which constituted part of the consideration for the six dry bulk carriers we acquired on August 28, 2008 from entities controlled by members of the Restis family;

•           4,325,868 additional shares became issuable to the Restis affiliate shareholders in connection with the amendment to the Note, dated August 19, 2009, in which the conversion price was reduced to $4.45598 per share; as a condition to the decrease in the conversion price, the Restis affiliate shareholders agreed to exercise their option to convert the Note, in full, on the date of the amendment;

•           4,308,075  shares were acquired by the Restis affiliate shareholders in the form of conditional consideration for the six dry bulk carriers we acquired on August 28, 2008, which condition consisted of our attainment of certain earnings targets between October 1, 2008 and September 30, 2009; and

•           4,166,667 shares were acquired by the Restis affiliate shareholders in a private transaction that took place concurrently with the public offering of our common shares that we completed on February 3, 2010.

The 16,016,667 Private Warrants were originally issued by Seanergy Maritime in a private placement on September 28, 2007, prior to the consummation of our public offering. In such private placement, all of Seanergy Maritime's executive officers purchased from Seanergy Maritime an aggregate of 16,016,667 warrants at $0.90 per warrant. Following the dissolution and liquidation of Seanergy Maritime, we assumed the 16,016,667 Seanergy Maritime warrants in the form of the Private Warrants.

Recent Developments

On May 3, 2010, we announced that we had entered into a Letter of Intent with Maritime Capital Shipping (Holdings) Limited, of the British Virgin Islands, or the Seller, to acquire a 51% ownership interest in Maritime Capital Shipping Limited, of Bermuda, or MCS, for a purchase price of $33.0 million.

MCS is based in Hong Kong and is a provider of international maritime transportation services through its ownership of dry bulk vessels. Its current fleet is comprised of 9 Handysize dry bulk carriers with a combined cargo-carrying capacity of 249,236 dwt and an average fleet age of approximately 10.7 years.

The Seller, controlled by members of the Restis family, will retain a 49% ownership interest in MCS.

As a result of the acquisition, the size of our fleet will increase from 11 to 20 dry bulk vessels with a combined cargo-carrying capacity of approximately 1,292,532 dwt and an average fleet age of 12.6 years, comprising four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers.

The acquisition is subject to a due diligence review, lender approval and board approval. Once these reviews and approvals are obtained, the final documentation can be completed, which is expected to be entered into by the Seller and us by June 1, 2010.

RISK FACTORS

           An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and other information set forth below as well as the risks and other information we include or incorporate by reference in this prospectus and any prospectus supplement. In particular, you should consider the risk factors under the heading "Part I — Item 3. Key Information – Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 on file with the Commission, which is incorporated by reference in this prospectus, in each case as those risk factors are amended or supplemented by our subsequent filings with the Commission. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular offering of securities. If any of these risks actually occurs, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock, including any Warrant Shares, or the trading price of our warrants, including any Private Warrants, could fall, and consequently you may lose all or part of the money you paid to buy our common stock, including any Warrant Shares, or our warrants, including any Private Warrants.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. See "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We believe that we qualify for the benefits of Section 883. However, there are factual circumstances beyond our control that could cause us or any one of our ship-operating companies to fail to qualify for this tax exemption and thereby subject us to U.S. federal income tax on our U.S. source income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and "qualified shareholders" as defined by the regulations to Section 883 did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary's or other person's similar compliance in the chain of ownership between us and such shareholders.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ours or that of any of our other subsidiaries. If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income such companies derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predicts," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•           our future operating or financial results;

•           our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•           our ability to pay dividends in the future;

•           dry bulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•           future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•           the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;

•           availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•           global and regional economic and political conditions;

•           our ability to leverage Safbulk's and EST's relationships and reputation in the dry bulk shipping industry;

•           changes in seaborne and other transportation patterns;

•           changes in governmental rules and regulations or actions taken by regulatory authorities;

•           potential liability from future litigation and incidents involving our vessels;

•           acts of terrorism and other hostilities; and

•           other factors discussed in the section titled "Risk Factors."

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010.

You should read this table in conjunction with our historical consolidated financial statements, together with the respective notes thereto, included by reference in this prospectus. There are no adjustments to capitalization because we will not receive any proceeds from the sale of our common shares, Private Warrants or Warrant Shares by the selling security holders.

(All figures in thousands of dollars, except for share amounts)
Debt:
Long-term revolving credit financing (secured)	$54,845
Long-term term facility financing (secured), including current portion of $25,906	235,211
Total debt	$290,066

Shareholders' equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	--
Common stock, $0.0001 par value; 200,000,000 authorized shares as at March 31, 2010, 60,200,170 shares, issued and outstanding	$6
Additional paid-in capital	242,219
Accumulated deficit	(4,636)
Noncontrolling interest	20,119
Total equity	$257,708
Total capitalization	$547,774

PER SHARE MARKET PRICE INFORMATION

Our common shares are currently listed on the NASDAQ Global Market under the symbol "SHIP".

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares on the American Stock Exchange and the NASDAQ Global Market. Seanergy Maritime's common shares were originally listed on the American Stock Exchange. On October 15, 2008, Seanergy Maritime's common shares commenced trading on the NASDAQ Global Market. Following the dissolution of Seanergy Maritime, our common shares started trading on the NASDAQ Global Market on January 28, 2009.

	High	Low
Annual Highs and Lows
For the Fiscal Year Ended December 31, 2007	$9.67	$9.26
For the Fiscal Year Ended December 31, 2008	$10.00	$3.15
For the Fiscal Year Ended December 31, 2009	$5.35	$2.93

For the Quarter Ended
2008
March 31, 2008	$9.48	$9.01
June 30, 2008	$10.00	$9.15
September 30, 2008	$10.00	$7.21
December 31, 2008	$8.55	$3.15
2009
March 31, 2009	$5.35	$3.68
June 30, 2009	$4.50	$3.25
September 30, 2009	$4.94	$3.56
December 31, 2009	$4.50	$2.93
2010
March 31, 2010	$2.99	$1.05

For the Month Ended
November 2009	$3.99	$3.30
December 2009	$4.35	$2.93
January 2010	$2.99	$1.20
February 2010	$1.32	$1.05
March 2010	$1.20	$1.12
April 2010	$1.41	$1.16
May 1 to May 7, 2010	$1.59	$1.29

DIVIDEND POLICY

We had initially expressed an intent to pay dividends in the aggregate amount of $1.20 per common share on a quarterly basis during the one-year period commencing with the second full quarter following the initial closing of the acquisition of the six vessels that composed our initial fleet, which was the quarter ending March 31, 2009. We have, however, determined to temporarily suspend the payment of any dividends based on restrictions imposed on us by our senior lender. We have not yet determined when any dividend payments will be resumed, if at all. In the event we determine to resume any dividend payments, under the terms of the waiver obtained with respect to our loan facilities' security margin clause, the written approval of Marfin will be required before the payment of any dividends. The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be in the discretion of our board of directors and be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock, Private Warrants or Warrant Shares by the selling security holders.

We may receive proceeds from the exercise of the Private Warrants to the extent that the Private Warrants are exercised for cash. If all of the Private Warrants were exercised for cash in full, the proceeds would be approximately $104,108,336.  We expect to use the proceeds, if any, for working capital. We can make no assurances that any of the Private Warrants will be exercised, or if exercised, that the Private Warrants will be exercised for cash, the quantity that will be exercised or when they will be exercised.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common shares and the Private Warrants. This discussion does not purport to deal with the tax consequences of owning common shares and Private Warrants to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares and Private Warrants in connection with this offering and hold the common shares or Private Warrants as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares and Private Warrants.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company's activities to the Company and shareholders of common shares and Private Warrants. The Company is incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

United States Taxation

The following discussion is based upon the provisions of the Code, existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date hereof.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1)
it is organized in a qualified foreign country which, as defined, is one that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the Country of Organization Test; and

(2)	either

(A)
more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are "residents" of a qualified foreign country which we refer to as the 50% Ownership Test, or

(B)
its stock, or that of its 100% parent, is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the U.S., which we refer to as the Publicly-Traded Test.

The Republic of the Marshall Islands, Panama and Cyprus, the jurisdictions where the Company and its vessel-owning subsidiaries are incorporated, each have been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, the Company and each of its wholly-owned subsidiaries will be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test.  The Company does not believe that it is able to satisfy the 50% Ownership Test due to the widely-held ownership of its stock.  The Company's ability and that of its subsidiaries to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common shares, which are its sole class of issued and outstanding stock, are "primarily traded" on the NASDAQ Global Market.

Under the final regulations, the Company's common shares will be considered to be "regularly traded" on an established securities market if one or more classes of the Company's shares representing more than 50% of the Company's outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since the Company's common shares are listed on the NASDAQ Global Market, it satisfies the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. The Company did not satisfy the trading volume test during 2009 and may not be treated as having satisfied the trading frequency test during 2009, but expects to satisfy both of these tests in 2010. Even though the Company did not satisfy the trading volume test in 2009, the final regulations under Section 883 provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with the Company's common shares, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. Therefore, the Company intends to take the position that it satisfied the trading frequency and trading volume tests during 2009.

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the 5 Percent Override Rule.

For purposes of being able to determine the persons who own 5% or more of the Company's common shares, or 5% Shareholders, the final regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in the Company's common stock. The final regulations further provide that an investment company identified on a Commission Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

After this offering, the Company should not be subject to the 5% Override Rule. However, if the Company's 5% Shareholders were to come to own a majority of its common shares on more than half the days of the taxable year, then the Company will be subject to the 5% Override Rule unless it can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of the Company's common shares for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. United Capital Investments Corp., or United Capital Investments, is expected to be the beneficial owner of approximately 39.29% of the Company's common shares following this offering. The Company believes that each of the beneficial owners of United Capital Investments is a resident of Greece within the meaning of the Section 883 regulations. If necessary, the Company believes that could obtain the certifications necessary from such beneficial owners to substantiate their identity as qualified shareholders. However, it should be noted these requirements are onerous and there can be no assurance that the Company will be able to satisfy them.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, the Company and each of its subsidiaries would be subject to a 4% tax imposed on such income by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the 4% Tax. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and the Company's U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

The Company's U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of its U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, the Company believes that none of its U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Federal Income Taxation of the BET Fleet

On August 12, 2009, the Company acquired a 50% controlling interest in BET from Constellation. During the course of Mineral Transport's joint venture with Constellation and its parent corporation, Constellation Energy Group, Inc., for the operation of the BET fleet, BET failed to timely file an election to be treated as a disregarded entity for U.S. tax purposes, which is commonly referred to as a "check-the-box" election. Without this check-the-box election, the U.S.-source shipping income of each ship-owning corporation in the BET fleet will be subject to the 4% Tax on its U.S.-source shipping income for the 2008 and 2009 tax years since the ship-owning corporations cannot otherwise qualify for Section 883 relief under the Section 883 regulations.

Subsequent to the acquisition, BET applied for and obtained the IRS's permission to make a check-the-box election after the fact as if the check-the-box election was made at the formation of BET. As a result of obtaining this ruling from the IRS, we believe that the BET Fleet qualified for tax exemption for the 2008 and 2009 tax years and should continue to qualify for such exemption in future years.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the Company's common shares and Private Warrants. This discussion does not purport to deal with the tax consequences of owning common shares or Private Warrants to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares or Private Warrants.

As used herein, the term "U.S. Holder" means a beneficial owner of common shares or Private Warrants that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common shares or Private Warrants as a capital asset, generally, for investment purposes.

If a partnership holds common shares or Private Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares or Private Warrants, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of PFICs below, any distributions made by the Company with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate, to which we refer as a U.S. Non-Corporate Holder, will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Market on which the common shares are listed); (2) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any ''extraordinary dividend'' – generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share – paid by the Company. If the Company pays an ''extraordinary dividend'' on its common stock that is treated as ''qualified dividend income,'' then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming the Company does not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Exercise or Sale, Retirement or Other Taxable Disposition of Private Warrants

Neither the Company nor a U.S. Holder of a warrant will recognize gain or loss as a result of the U.S. Holder's receipt of common shares upon exercise of a Private Warrant. A U.S. Holder's adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the U.S. Holder's adjusted tax basis in the Private Warrant exercised plus (ii) the amount of the exercise price for the Private Warrant.  If the Private Warrants lapse without exercise, a U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder's adjusted tax basis in the Private Warrants. A U.S. Holder's holding period for common shares received upon exercise of a Private Warrant will commence on the date the Private Warrant is exercised.

Upon the sale, retirement or other taxable disposition of a Private Warrant (other than an exercise of the Private Warrant in exchange for common shares), a U.S. Holder will generally recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the U.S. Holder's tax basis in the Private Warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a Private Warrant will be capital gain or loss and will be long-term capital gain or loss if the Private Warrant has been held for more than one year.

The exercise price of a Private Warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a Private Warrant in the fully diluted common shares without proportionate adjustments to the holders of our common shares, U.S. Holder of the Private Warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's common shares, either:

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock (including, for example, BET). Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC. The Company believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a Qualified Electing Fund, which election is referred to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the common shares, as discussed below. In addition, if the Company were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common shares.

If the Company is treated as a PFIC for U.S. federal income tax purposes, then a U.S. Holder of Private Warrants would be subject to the PFIC rules with respect to his or her ownership of the warrants. It should be noted that a U.S. Holder of a Private Warrant will not be permitted to make a QEF election or a mark-to-market election with respect to the Private Warrants.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an Electing Holder, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares.  A U.S. Holder may not make a QEF election with respect to its ownership of a Private Warrant.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the Company's common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A U.S. Holder may not make a mark-to-market election with respect to its ownership of Private Warrants.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, to whom we refer as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares or Private Warrants. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares or Private Warrants;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares or Private Warrants. If a Non-Electing Holder who is an individual dies while owning the common shares or Private Warrants, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares or Private Warrants that is not a U.S. Holder (other than a partnership) is referred to herein as a Non-U.S. Holder.

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares or Warrants

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares or Private Warrants, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares and Private Warrants, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder will not recognize any gain or loss on the exercise or lapse of the Private Warrants.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that such holder has failed to report all interest or dividends required to be shown on such holder's federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares or Private Warrants to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares or Private Warrants through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares or Private Warrants through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock offered under this prospectus.  For the complete terms of our common stock, please refer to our amended and restated Articles of Incorporation and our amended and restated Bylaws that are filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein.  The Marshall Islands Business Corporation Act, or BCA, may also affect the terms of these securities.  The terms we have summarized below will apply generally to any future common shares that we or any selling security holder may offer.  The terms of any common shares we or any selling security holder offer under a prospectus supplement may differ from the terms we describe below, in which event we will describe the particular terms of any series of these securities in more detail in such prospectus supplement.

Authorized Capitalization

Under our amended and restated articles of incorporation, we are authorized to issue 200,000,000 shares of our common stock, par value $0.0001 per share, of which 60,200,170 are issued and outstanding as of the date of this prospectus and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which none are outstanding as of the date of this prospectus.

Common Stock

As of the date of this prospectus, we have 60,200,170 common shares outstanding out of 200,000,000 common shares authorized to be issued. In addition, we have 42,123,584 shares of common stock reserved for issuance upon the exercise of warrants and certain underwriters' unit purchase options. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. There are no limitations on the right of non-residents of the Republic of the Marshall Islands to hold or vote shares of our common stock.

Our common shares are listed on the NASDAQ Global Market under the symbol "SHIP."

Preferred Stock

Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although there is no current intent to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Other Matters

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Under the voting agreement which expires on May 20, 2010, or the Voting Agreement, our board of directors must consist of at least one but no more than 13 members, as fixed by the board of directors. Our directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At each annual meeting, directors to replace those directors whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Voting Agreement

We have entered into the Voting Agreement with the Restis affiliate shareholders and the founding shareholders whereby the Restis affiliate shareholders and the founding shareholders jointly nominate our board of directors. Pursuant to the Voting Agreement, our board of directors is required to consist of 13 persons. The Restis affiliate shareholders, on the one hand, and the founding shareholders on the other have agreed to vote or cause to be voted certain shares they own or control in Seanergy so as to cause (i) six people named by the Restis affiliate shareholders to be elected to our board of directors, (ii) six people named by the founding shareholders to be elected to our board of directors, and (iii) one person jointly selected by the Restis affiliate shareholders and the founding shareholders to be elected to our board of directors.

The six members of our board of directors designated by each of the Restis affiliate shareholders and the founding shareholders will be divided as equally as possible among Class A, Class B and Class C directors. The six members of our board of directors designated by each of the Restis affiliate shareholders, on the one hand, and the founding shareholders, on the other hand, will include at least three "independent" directors, as defined in the rules of the Commission and the rules of the NASDAQ Global Market.

Any director may be removed from office at any time, with or without cause, at the request of the shareholder group entitled to designate such director, and a director so removed shall be replaced by a nominee selected by the shareholder group entitled to designate such director. Vacancies on the board of directors shall also be filled by the shareholder group entitled to name the director whose resignation or removal led to the occurrence of the vacancy.

In addition, pursuant to the Voting Agreement, our board of directors established a shipping committee consisting of three directors to consider and vote upon all matters involving shipping and vessel finance. The Voting Agreement requires that our board of directors appoint selected nominees as described above and that the board of directors fill any vacancies on the shipping committee with the nominees selected by the party that nominated the person whose resignation or removal has caused the vacancy.

With respect to our officers, the parties agreed that Messrs. Dale Ploughman and Georgios Koutsolioutsos will serve as chief executive officer and chairman of the board of directors, respectively. If Mr. Ploughman is unable or unwilling to serve in such position, the Restis affiliate shareholders shall have the right to appoint his replacement.

The Voting Agreement terminates on May 20, 2010, provided that the Restis affiliate shareholders and the founding shareholders may terminate the Voting Agreement prior to such date if the other shareholder group at any time owns less than 50% of the shares subject to the Voting Agreement.

Interested Transactions

Our bylaws provide that a contract or transaction between us and one or more of our directors or officers, or between us and any other corporation, partnership, association or other organization in which one or more of its directors or officers are our directors or officers, or have a financial interest, will not be void or voidable, if the material facts as to the relationship or interest and as to the contract or transaction are disclosed or are known to our board of directors or its committee and the board of directors or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as provided in the BCA, by unanimous vote of the disinterested directors.

Shareholder Meetings

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any plan of merger or consolidation to which we are a party or sale or exchange of all or substantially all of our property and assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights with respect to those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties.  Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law.  We are also expressly authorized to advance certain expenses (including attorneys' fees) to our directors and officers and carry directors' and officers' insurance policies providing indemnification for our directors, officers and certain employees for some liabilities.  We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Classified Board of Directors

Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our common shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Blank Check Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series.

Election and Removal of Directors

Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed with or without cause by a majority vote of the outstanding shares of our capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Bylaws also provide that our board of directors or Chief Executive Officer may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholders Proposals and Director Nominations

Our articles of incorporation and bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting of shareholders. Our articles of incorporation and bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede a shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Registration Rights

Pursuant to a Registration Rights Agreement, no later than thirty days from the effective date of the dissolution and liquidation of Seanergy Maritime, we were obligated to file a registration statement with the Commission registering the resale of the 5,500,000 shares of our common stock in the aggregate owned by Seanergy Maritime's founding shareholders and the Restis affiliate shareholders, the 16,016,667 Private Warrants, and the 16,016,667 Warrant Shares underlying the Private Warrants. In addition, we agreed to register for resale in such registration statement an aggregate of 6,568,075 shares of common stock, consisting of the 4,308,075 shares of common stock issued to the Restis affiliate shareholders upon achievement of the earnings targets and the 2,260,000 shares of our common stock originally issuable upon conversion of the Note. We filed such registration statement, to which we refer as the original resale registration statement, with the Commission (File No. 333-157270) and it was declared effective on February 19, 2009. The 5,500,000 shares were in escrow for a period of 12 months after the vessel acquisition and in September 2009, they were released by the escrow agent.

On August 28, 2009, in connection with the amendment to the Note, we filed a registration statement pursuant to Rule 462(b) promulgated under the Securities Act (File No. 333-161595), or the second resale registration statement, for the additional 4,325,868 shares of our common stock issued upon conversion of the Note, as amended.

The securities we registered pursuant to the original resale registration statement and the second resale registration statement are again being registered pursuant to the registration statement of which this prospectus forms a part. Upon the Commission declaring the effectiveness of the registration statement containg this prospectus, we will as soon as practicable request the Commission to withdraw the original resale registration statement and the second resale registration statement.

DESCRIPTION OF WARRANTS

 As of May 7, 2010, we have 40,123,584 common stock purchase warrants issued and outstanding, including the 16,016,667 Private Warrants and 1,138,917 other warrants issued in a private transaction described below.

 Each warrant entitles the holder to purchase one share of our common stock. Our issued and outstanding warrants are distinguished as follows:

(a)   38,984,667 warrants featuring an exercise price of $6.50 per share and expiring on September 24, 2011 at 5:00 p.m., New York City time; and

(b)           1,138,917 warrants featuring an exercise price of $1.32 per share, exercisable beginning on August 3, 2010 and expiring on February 2, 2015 at 5:00 p.m., New York City time, issued in a private transaction in connection with the public offering of our common shares we completed on February 3, 2010.

Up to 1,000,000 additional warrants, with an exercise price of $6.50 and identical in terms to the 38,984,667 warrants described above, are issuable and will be outstanding in connection with the future exercise, if any, of the unit purchase option granted to the underwriter in the initial public offering.

 The Private Warrants were originally issued by Seanergy Maritime in a private placement on September 28, 2007, prior to the consummation of our public offering. In such private placement, all of Seanergy Maritime's executive officers purchased from Seanergy Maritime an aggregate of 16,016,667 warrants at $0.90 per warrant, and we assumed these 16,016,667 Seanergy Maritime warrants following the dissolution and liquidation of Seanergy Maritime, in the form of the Private Warrants. The Private Warrants are identical to all of our other issued and outstanding warrants, except that (i) the Private Warrants are not subject to redemption if held by the initial holders or their permitted assigns and (ii) the Private Warrants may be exercised on a cashless basis. Because the Private Warrants were originally issued pursuant to an exemption from the registration requirements under the Securities Act, the holders of the Private Warrants are able to exercise their Private Warrants even if, at the time of exercise, a prospectus relating to the Warrant Shares is not current. As described below, the holders of our public warrants purchased in the initial public offering will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

           We may call the warrants for redemption, in whole and not in part; at a price of $.01 per warrant at any time; upon not less than 30 days' prior written notice of redemption to each warrant holder; and if, and only if, the reported last sale price of the common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders provided that a current registration statement is effective under the Securities Act relating to the common shares issuable upon exercise of the warrant.

 This criterion was established to provide warrant holders with (i) adequate notice of exercise only after the then prevailing common share price is substantially above the warrant exercise price and (ii) a sufficient differential between the then prevailing common share price and the warrant exercise price so there is a reasonable cushion against a negative market reaction, if any, to our redemption call.

 The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

 The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

 No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares, the warrants may become worthless and we will not be required to net-cash settle the warrants. In such a case, the purchasers of units will have paid the full purchase price of the units solely for the common stock underlying such units. Additionally, the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. In no event will the registered holders of a warrant be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in shares of our common stock.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the Warrant Shares to be issued to the warrant holder.

SELLING SECURITY HOLDERS

The following table shows certain information as of the date of this prospectus regarding the number of shares of our common stock owned by the selling security holders and that are included for sale in this prospectus. The table assumes that all shares of our common stock offered for sale in the prospectus are sold.

	Common Stock Beneficially Owned Before the Offering			Number of Shares Offered by Selling	Common Stock Beneficially Owned After the Offering
Selling Security Holder(1)	Number		Percent(2)	Security Holders(3)	Number(4)	Percent(2)

Georgios Koutsolioutsos	32,532,104	(5)(6)(7)	48.61%	9,037,000	23,495,104	35.11%
Alexios Komninos	26,647,321	(5)(6)	43.63%	1,183,417	25,463,904	41.69%
Ioannis Tsigkounakis	26,169,720	(5)(6)	43.18%	537,916	25,631,804	42.30%
United Capital Investments Corp.	31,215,780	(6)(8)(9)(10)(11)	49.53%	6,454,737	24,761,043	39.29%
Atrion Shipholding S.A.	29,931,029	(6)(9)(10)	48.12%	6,454,735	23,476,294	37.74%
Plaza Shipholding Corp.	30,064,623	(6)(8)(9)(10)	48.33%	6,454,737	23,609,886	37.96%
Comet Shipholding Inc.	29,931,319	(6)(9)(10)	48.12%	6,454,735	23,476,584	37.74%
Total Shares Offered				36,577,277

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.
(2)
Based on 60,200,170 shares of our common stock issued and outstanding as of the date of this prospectus. For purposes of calculating the percentage ownership, any shares that each selling security holder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

(3)	Does not include shares beneficially owned by a selling security holder that are being offered for sale by other selling security holders.
(4)	Assumes that all of the selling security holders sell all of their shares of our common stock beneficially owned by them and offered hereby.
(5)	Includes 6,727,000, 880,917, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants.
(6)
Includes an aggregate of 22,503,724 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion Shipholding S.A., or Atrion, Plaza Shipholding Corp., or Plaza and Comet Shipholding Inc., or Comet, and the founding shareholders, which are subject to the Voting Agreement.

(7)	Includes 38,700 shares of our common stock purchased on August 29, 2008, as to which Mr. Koutsolioutsos has sole voting power.
(8)	Includes 70,000 shares of our common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY, an entity affiliated with Victor Restis and Katia Restis.
(9)
On May 20, 2008, each of United Capital Investments, Atrion, Plaza and Comet, which are controlled by Victor Restis, Bella Restis, Katia Restis and Claudia Restis, respectively, purchased a beneficial interest in 687,500 shares of Seanergy Maritime's common stock (for an aggregate of 2,750,000) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy Maritime. These shares were subject to the same restrictions as the 5,500,000 founding shares issued to the founding shareholders.  On August 28, 2009, the restrictions on all of the founding shares owned by the founding shareholders and each of United Capital Investments, Atrion, Plaza and Comet lapsed pursuant to the terms of  the escrow agreement. Each of United Capital Investments, Atrion, Plaza and Comet is an affiliate of members of the Restis family. The address of each of United Capital Investments, Atrion, Plaza and Comet, is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(10)	Includes 2,826,584, 2,002,083, 2,002,084, and 2,002,083 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, issuable upon exercise of the warrants.
(11)	Includes 1,390,250 shares owned by Benbay Limited and United Capital Trust, Inc. as to which United Capital Investments has shared voting and investment power.

The selling security holders listed above have provided us with additional information regarding the individuals or entities that exercise control over each of them. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of the individuals that control the selling entity. The following is a list of the selling security holders that are entities and the names of the individuals that exercise the right to vote or dispose of the shares owned by each of them:

•	United Capital Investments is controlled by Victor Restis.

•	Atrion is controlled by Bella Restis.

•	Plaza is controlled by Katia Restis.

•	Comet is controlled by Claudia Restis.

HOW THE SHARES AND WARRANTS MAY BE DISTRIBUTED

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock, Private Warrants and/or Warrant Shares on any stock exchange, market or trading facility on which the shares and Warrant Shares or Private Warrants are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares, Private Warrants or Warrant Shares:

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•      block trades in which the broker-dealer will attempt to sell the shares, Private Warrants or Warrant Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the Commission;

•      broker-dealers may agree with the selling security holders to sell a specified number of such shares, Private Warrants or Warrant Shares at a stipulated price per security;

•      a combination of any such methods of sale; and

•      any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In connection with sales of the shares, Private Warrants, Warrant Shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling security holders may also sell their shares of our common stock short and deliver the shares of common stock covered by a prospectus filed as part of a registration statement to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge their shares of our common stock to broker-dealers that in turn may sell such shares.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares, Private Warrants or Warrant Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares, Private Warrants or Warrant Shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon us being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares, Private Warrants or Warrant Shares involved, (iii) the price at which such shares of common stock, Private Warrants or Warrant Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, Private Warrants or Warrant Shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock, Private Warrants or Warrant Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares, Private Warrants or Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares, Private Warrants or Warrant Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to us that it acquired the securities subject to this prospectus in the ordinary course of such selling security holder's business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. We have advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus forms a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the Commission. If a selling security holder uses this prospectus for any sale of common shares, Private Warrants or Warrant Shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective common shares, Private Warrants or Warrant Shares under the registration statement of which this prospectus is a part.

We will pay all fees and expenses incident to the registration of the common shares, Private Warrants and Warrant Shares.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution. With the exception of the Commission registration fee, all amounts are estimates.

Commission registration fee		$9,417
Blue sky fees and expenses	$		*
Printing expenses	$		*
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Transfer Agent fees	$		*
Miscellaneous	$		*
Total	$		*

*           To be provided by amendment or as an exhibit to Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus are being passed upon for us by Reeder & Simpson, P.C., Piraeus, Greece. Certain other legal matters relating to United States law will be passed upon for us by Seward & Kissel LLP, New York, New York.

 EXPERTS

The consolidated financial statements as of December 31, 2009 and for the year ended December 31, 2009 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Seanergy for the year ended December 31, 2008, have been incorporated herein by reference in reliance upon the report of KPMG Certified Auditors AE, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.  The consolidated financial statements of BET as of December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008 and the period from December 18, 2006 (inception) to December 31, 2006 have been included herein and in this registration statement in reliance upon the report of KPMG Certified Auditors AE, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Seanergy Maritime as of and for the year ended December 31, 2007 incorporated by reference in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent registered public accounting firm, to the extent and for the period set forth in their report incorporated by reference herein. The financial statements and the report of Weinberg & Company, P.A. are incorporated by reference in reliance upon their report given upon the authority of Weinberg & Company, P.A. as experts in auditing and accounting.

INDEX TO UNAUDITED PRO FORMA SUMMARY FINANCIAL DATA

Page

Unaudited Pro Forma Condensed Consolidated Statement of Income of Seanergy Maritime Holdings Corp. and BET for the Year Ended December 31, 2009	34
Unaudited Conversion of BET Consolidated Statement of Income from IFRS to U.S. GAAP for the Six Months ended June 30, 2009	36

SEANERGY AND BET UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Accounting Treatment

The accompanying unaudited pro forma condensed consolidated statements of income give pro forma effect to Seanergy's acquisition of a 50% ownership interest in BET, which was completed on August 12, 2009. We control BET through our right to appoint a majority of the BET board of directors. The acquisition was accounted for under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair values.

Basis of Accounting — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The unaudited pro forma summary financial information is for illustrative purposes only. You should not rely on the unaudited pro forma statement of income for the year ended December 31, 2009 as being indicative of the historical financial position and results of income that would have been achieved had the business combination been consummated as of January 1, 2009 for the unaudited pro forma statement of income for the year ended December 31, 2009.

The unaudited pro forma statement of income for the year ended December 31, 2009 has been derived from (i) the audited (historical) statement of income of Seanergy and its subsidiaries for the year ended December 31, 2009; (ii) the unaudited statement of income of BET for the six months ended June 30, 2009 as converted to U.S. GAAP from IFRS; and (iii) the unaudited statement of income of BET for the period from July 1, 2009 to August 12, 2009.

The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation and amortization expense.

Seanergy Maritime Holdings and Bulk Energy Transport (Holdings) Limited
Unaudited Pro Forma Condensed Consolidated Statement of  Income
Year Ended December 31, 2009
(In thousands of dollars, except for share and per share data, unless otherwise stated)

			Pro Forma Including fair value adjustments
	Seanergy (1)	Bulk Energy Transport (2)	Debit		Credit		Total Pro Forma
Revenues:
Vessel revenue – related party	83,903	17,481			4,720	(3)	106,104
Revenue from vessels	6,340						6,340
Commissions – related party	(2,226)						(2,226)
Commissions	(120)	-	-		-		(120)
Vessel revenue - related party, net	87,897	17,481	-		4,720		110,098

Expenses:
Direct voyage expenses	(753)	(2,524)	639	(3)			(3,916)
Vessel operating expenses	(16,222)	(5,592)	1,195	(3)			(23,009)
Voyage expenses – related party	(1,119)						(1,119)
Management fees - related party	(1,715)	(723)	168	(3)			(2,606)
General and administration expenses	(5,928)						(5,928)
General and administration expenses – related party	(742)						(742)
Depreciation	(26,812)	(10,550)	763	(3)	5,560	(4)	(32,565)
Amortization of deferred dry-docking costs	(1,045)	(1,180)			1,180	(5)	(1,045)
Gain from acquisition	6,813	-	-		-		6,813
Operating Income (Loss)	40,374	(3,088)	2,765		11,460		45,981

Other Expenses:
Interest and finance costs	(7,230)	(1,953)	1,519	(6)			(10,702)
Interest and finance costs – shareholders	(386)						(386)
Interest income – money market funds	430	2,358			212	(3)	3,000
Loss on interest rate swaps	(1,575)						(1,575)
Foreign currency exchange gains (losses), net	(44)				7	(3)	(37)
Other Income (Expense)	(8,805)	405	1,519		219		(9,700)

Net income (loss)	31,569	(2,683)	4,284		11,679		36,281
Less: Net Income/(Loss) Attributable to the Noncontrolling interest	1,517	-	2,356	(7)	-		(839)

Net Income attributable to Seanergy	30,052						37,120

Net Income per common share
Basic	1.16						1.43
Diluted	1.00						1.22

Weighted average common shares outstanding (Note 8)
Basic	25,882,967						25,882,967
Diluted	30,529,281						30,529,281

Pro Forma Adjustments and Eliminations (In thousands of dollars, except for share and per share data, unless otherwise stated):

(1)	Derived from the consolidated statement of income of Seanergy Maritime Holdings Corp. and subsidiaries for the year ended December 31, 2009.

(2)	As reported under U.S. GAAP for the six months period ended June 30, 2009.

(3)	Represents the additional revenue operating and other expenses for the BET Vessels operating from July 1, 2009 to August 12, 2009.

(4)	To adjust depreciation expense from January 1, 2009 to June 30, 2009 based on the fair value of the vessels as of the date of acquisition.

(5)	To eliminate amortization of drydocking costs.

(6)	To adjust interest and finance costs, as if the increased margin was effective from January 1, 2009.

(7)	To reflect noncontrolling interest of 50% ownership in BET.

Basic:	2009
Net income	$37,120

Weighted average of common shares outstanding — basic	25,882,967

Net income per common share-basic	$1.43
Diluted:
Net income	$37,120

Weighted average common shares outstanding	25,882,967
Effect of dilutive common stock equivalents	4,646,314
Pro forma weighted average number of common shares outstanding — diluted	30,529,281

Net income per common share-diluted	$1.22

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were included in the computation of diluted EPS as mentioned above are:

Convertible note – to related party	1,424,110
Contingently-issuable shares – earn-out	3,222,204
Total	4,646,314

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	16,016,667
Public warrants	22,968,000
Total	40,984,667

Bulk Energy Transport (Holdings) Limited

Unaudited Condensed Consolidated Statement of Income
Conversion From IFRS to U.S. GAAP
For the Six Months ended June 30, 2009

	As	Adjustments to Convert				As Presented
	Reported	IFRS to U.S. GAAP				under U.S.
	under IFRS	Debit		Credit		GAAP
	(In thousands of dollars)

Revenue from vessels	17,481					17,481

Direct voyage expenses	2,524					2,524

	14,957					14,957

Operating expenses
Crew costs	2,346					2,346
Management fees — related party	723					723
Other operating expenses	3,081	165	(A1)			3,246
Impairment loss	64,604			64,439	(A4)	—
				165	(A1)
Depreciation expense	14,484			1,180	(A2)	10,550
				2,754	(A3)
Amortization of dry docking	—	1,180	(A2)			1,180

Total operating expenses	85,238	1,345		68,538		18,045

Operating income/(loss)	(70,281)	(1,345)		68,538		(3,088)

Other income (expense)
Interest income	2,358					2,358
Interest expense	(1,953)					(1,953)

Total other income (expense)	405					405

Net (loss)	(69,876)	(1,345)		68,538		(2,683)

Adjustments to Convert From IFRS to U.S. GAAP (in thousands of dollars, unless otherwise noted):

(A1)	To reclassify the impairment loss from charters to other operating expenses.
(A2)	To reclassify the amortization of dry docking expenses that are considered a component of depreciation under IFRS.
(A3)	To eliminate depreciation expense relating to the revaluation of the vessels to their fair value under IFRS.
(A4)	Reversal of impairment loss recorded for vessels in accordance with IFRS.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

           We file annual and special reports with the Commission.  You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

 Information Incorporated by Reference

The following document is incorporated by reference into this prospectus:

•	Our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Commission on March 24, 2010.

In addition, any Form 20-F filed after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, and our reports on Form 6-K furnished to the Commission after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference in to this prospectus, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the Commission.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling security holders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in to this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

Seanergy Maritime Holdings Corp.
Attn: Theodora Mitropetrou
1 – 3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
Telephone:  +30 210 9638461

Information Provided by the Company

           We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants.  The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods.  As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NASDAQ Global Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Bulk Energy Transport (Holdings) Limited
Report of KPMG Certified Auditors AE, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Income for the years ended December 31, 2008 and 2007, and for the period from December 18, 2006 (inception) to December 31, 2006	F-4
Consolidated Statements of Changes in Equity for the years ended December 31, 2008 and 2007, and for the period from December 18, 2006 (inception) to December 31, 2006	F-5
Consolidated Statements of Cash Flow for the years ended December 31, 2008 and 2007 and for the period from December 18, 2006 (inception) to December 31, 2006	F-6
Notes to the Consolidated Financial Statements December 31, 2008 and 2007	F-7
Condensed Consolidated Unaudited Interim Balance Sheets as of June 30, 2009 and December 31, 2008	F-25
Condensed Consolidated Unaudited Interim Statements of Comprehensive Income for the Six Months ended June 30, 2009 and 2008	F-26
Condensed Consolidated Unaudited Interim Statements of Changes in Equity for the Six Months ended June 30, 2009 and 2008	F-27
Condensed Consolidated Unaudited Interim Statements of Cash Flows for the Six Months ended June 30, 2009 and 2008	F-28
Notes to the Condensed Consolidated Unaudited Interim Financial Statements for June 30, 2009 and December 31, 2008	F-29

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
BULK ENERGY TRANSPORT (HOLDINGS) LIMITED:

We have audited the accompanying consolidated balance sheets of BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (together the "Group") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2008, and the period from December 18, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also, includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 and, the period from December 18, 2006 (inception) to December 31, 2006, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG Certified Auditors AE
Athens, Greece
September 11, 2009

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Balance Sheets
December 31, 2008 and 2007
In thousands of dollars

	Note	2008	2007
Assets
Vessels, net	7	276,753	430,053
Total non-current assets		276,753	430,053
Inventories	8	1,217	682
Trade accounts receivables and other assets	9	2,025	11,075
Due from related parties	18	16,094	2,913
Cash and cash equivalents	10	35,110	26,665
Total current assets		54,446	41,335
Total assets		331,199	471,388
Equity
Capital contributions	11	100,226	115,553
Revaluation reserve		68,972	208,562
Retained earnings/(accumulated deficit)		1,061	(4,754)
Total equity		170,259	319,361
Liabilities
Long-term debt, net	12	134,152	116,208
Total non-current liabilities		134,152	116,208
Fair value of interest rate swap	15	6,935	922
Current portion of long-term debt, net	12	16,573	20,875
Trade accounts payable	13	2,091	2,699
Accrued expenses	14	457	262
Deferred revenue		212	342
Due to related parties	18	59	10,500
Accrued interest expense		461	219
Total current liabilities		26,788	35,819
Total equity and liabilities		331,199	471,388

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statements of Income
For the years ended December 31, 2008 and 2007 and for the period from December 18, 2006 (inception) to December 31, 2006
In thousands of dollars

	Note	2008	2007	Period from December 18, 2006 (inception) to December 31, 2006
Revenue from vessels		60,859	5,362	-
Revenue from vessels – related party	18	168	-	-
Direct voyage expenses	3	61,027	5,362
		(1,981)	(22)	-
		59,046	5,340	-
Gain on sale of vessels	7	59,068	-	-
Expenses:
Crew costs	4	(5,213)	(865)	-
Management fees – related party	18	(1,941)	(441)	-
Other operating expenses	5	(6,788)	(1,950)	-
Depreciation	7	(41,824)	(4,350)	-
Impairment loss	7	(2,649)	-	-
Results from operating activities		59,699	(2,266)	-
Finance income	6	1,098	852	-
Finance expense	6	(16,094)	(3,340)	-
Net finance cost		(14,996)	(2,488)	-
Net profit/(loss) for the year		44,703	(4,754)	-

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Consolidated Statement of Changes in Equity
For the years ended December 31, 2008 and 2007 and for the period from
December 18, 2006 (inception) to December 31, 2006
In thousands of dollars

	Capital Contributions	Revaluation Reserve	(Accumulated deficit)/ Retained Earnings	Total
Balance at December 18, 2006 (inception)	-	-	-	-
Net (loss) for the period	-	-	-	-
Total recognized income and expense	-	-	-	-
Balance at December 31, 2006	-	-	-	-
Net (loss) for the year	-	-	(4,754)	(4,754)
Revaluation of vessels	-	208,562	-	208,562
Total recognized income and expense	-	208,562	(4,754)	203,808
Capital contributions	115,553	-	-	115,553
Balance at December 31, 2007	115,553	208,562	(4,754)	319,361
Net profit for the year	-	-	44,703	44,703
Revaluation of vessels	-	(139,590)	-	(139,590)
Total recognized income and expense	-	(139,590)	44,703	(94,887)
Capital withdrawals	(23,512)	-	-	(23,512)
Capital contributions	8,185	-	-	8,185
Dividends paid	-	-	(38,888)	(38,888)
Balance at December 31, 2008	100,226	68,972	1,061	170,259

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007 and for the period from
December 18, 2006 (inception) to December 31, 2006
In Thousands of dollars

	2008	2007	Period from December 18, 2006 (inception) to December 31, 2006
Cash flows from operating activities
Net profit/(loss)	44,703	(4,754)	-
Adjustments for:
Gain from sale of vessels	(59,068)	-	-
Depreciation	41,824	4,350	-
Impairment loss on vessels	2,649	-	-
Fair value of interest rate swap	6,013	922	-
	36,121	518	-
Due from related parties	1,819	(2,913)	-
Inventories	(535)	(682)	-
Trade accounts and other receivables	9,050	(575)	-
Trade accounts payables	(609)	2,698	-
Accrued expenses	195	262	-
Deferred revenue	(130)	342	-
Due to related parties	(10,441)	-	-
Accrued interest expense	242	219	-
Dry-docking costs	(3,349)	(2,553)	-
Net cash from/(used in) operating activities	32,363	(2,684)	-
Cash flows from investing activities
Additions for vessels	(94,517)	(223,288)	-
Net proceeds from disposals of vessels	126,172	-	-
Net cash from/(used in) investing activities	31,655	(223,288)	-
Cash flows from financing activities
Dividends paid	(53,888)	-	-
Capital withdrawals	(23,512)	-	-
Capital contributions	8,185	115,553	-
Proceeds from long-term debt	73,500	148,500	-
Payments of long-term debt	(59,858)	(11,416)	-
Net cash (used in)/provided from financing activities	(55,573)	252,637	-
Net increase in cash and cash equivalents	8,445	26,665	-
Cash and cash equivalents at January 1	26,665	-	-
Cash and cash equivalents at December 31	35,110	26,665	-

The notes are an integral part of these financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

1           Business and basis of presentation

(a)      General

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (the "Company" or "BET") is registered and is incorporated under the laws of the Republic of the Marshall Islands. The Company was incorporated on December 18, 2006. The Company started operations in 2007. The consolidated financial statements of the Group comprise the Company and its subsidiaries (the "Group").

The Group has two shareholders, Constellation Bulk Energy Holdings with 250 shares and Mineral TRSP-Holdings, an entity that belongs to certain members of the Restis family with 250 shares.

The consolidated financial statements include the following vessel-owning companies:

Vessel owning company	Vessel Name	Date of Incorporation	Date of Delivery	Country of incorporation
Quex Shipping Inc.	BET Commander	January 3, 2007	December 17, 2007	British Virgin Islands
Rossington Marine Corp.	BET Intruder	January 3, 2007	March 20, 2008	British Virgin Islands
Rayford Navigation Corp.	BET Prince	January 3, 2007	January 7, 2008	British Virgin Islands
Creight Development Inc.	BET Performer*	January 3, 2007	September 28, 2007	British Virgin Islands
Pulford Ocean Inc.	BET Scouter (ex Saldhana)	January 3, 2007	July 23, 2007	British Virgin Islands
Lewisham Maritime Inc.	BET Fighter (ex Ferosa)	January 3, 2007	August 29, 2007	British Virgin Islands

________
*The BET Performer was sold on July 10, 2008.

The Group provides worldwide ocean transportation services through the ownership of a fleet of six bulk-carrier vessels.  The Group does not employ any executive officers or personnel other than the crew aboard the vessels.

The technical management of the Group is performed by Enterprises Shipping and Trading S.A. ("EST"), which is owned by certain members of the Restis family.  Constellation Energy Commodities Group Limited ("Constellation") provides commercial management.  Both EST and Constellation are considered related companies (Note 18). EST provides the Group and other vessel-owning companies with a wide range of services that include technical support and maintenance, insurance advice, financial and accounting services all provided for a fixed fee.

Constellation, a subsidiary of Constellation Bulk Energy Holdings, provides the Group with a wide range of services that include chartering services, voyage estimates and accounts, appointing agents etc. for a fee that is the lower between (a) a fixed fee or (b) one per cent (1%) of gross hire or freight earned. In addition, the Group has appointed both EST and Constellation, to serve as administrator of the Group for a fixed fee. From September 23, 2008 and onwards, Constellation no longer charges the Group any fee for this service.

(b)      Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

(c)      Statement of compliance

The consolidated financial statements were approved by the Directors of the Group on April 23, 2009.

(d)      Basis of measurement and functional presentation currency

The consolidated financial statements are prepared on a historical cost basis, except for the vessels and interest rate swaps which are measured at fair value. The consolidated financial statements are presented in US dollars ($), which is the functional currency of the Group. All financial information presented in US dollars has been rounded to the nearest thousand.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

(e)      Use of estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements, are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and trade accounts receivable.

2       Significant accounting policies

A summary of the significant accounting policies used in the presentation of the accompanying consolidated financial statements is presented below:

(a)      Basis of consolidation

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, transactions and unrealized gains and losses arising between the companies included these consolidated financial statements have been eliminated in full.

(b)      Foreign currency

Transactions in foreign currencies are translated to the functional currency using the exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognized in the consolidated statement of income.

(c)      Vessels

Vessels are originally recorded at cost less accumulated depreciation and accumulated impairment losses.

Vessel cost includes the contract price of the vessel and expenditure that is directly attributable to the acquisition of the vessel (initial repairs, delivery expenses and other expenditure to prepare the vessel for its initial voyage) and borrowing costs incurred during the construction period.

When parts of a vessel have different useful lives, they are accounted for as separate items (major components) of the vessels (see Note 2(d)).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Subsequent expenditures for major improvements are also recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Routine maintenance and repairs are recognized in the consolidated statement of income as incurred.

Vessels are subsequently measured at fair value on an annual basis. Increases in the individual vessel's carrying amount as a result of the revaluation are recorded in recognized income and expense and accumulated in equity under the caption revaluation reserve. The increase is recorded in the consolidated statements of income to the extent that it reverses a revaluation decrease of the related asset. Decreases in the individual vessel's carrying amount are recorded in the consolidated statements of income as a separate line item. However, the decrease is recorded in recognized income and expense to the extent of any credit balance existing in the revaluation reserve in respect of the related asset. The decrease recorded in recognized income and expense reduces the amount accumulated in equity under the revaluation reserve. The fair value of a vessel is determined through market value appraisal, on the basis of a sale for prompt, charter-free delivery, for cash, on normal commercial terms, between willing sellers and willing buyers of a vessel with similar characteristics.

Depreciation is recognized in the consolidated statement of income on a straight line basis over the individual vessel's remaining estimated useful life, after considering the estimated residual value. Each vessel's residual value is equal to the product of its light-weight tonnage and estimated scrap rate.

Management estimates the useful life of the new vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. Depreciation, useful lives and residual values are reviewed at each reporting date.

A vessel is derecognized upon disposal or when no future economic benefits are expected from its use. Gains or losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the vessel and are recognized in the consolidated statement of income.

(d)      Dry-docking costs

From time to time the Group's vessels are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the vessels are in operation are generally performed. The Group defers the costs associated with dry-docking as they are incurred by capitalizing them together with the cost of the vessel. The Group then depreciates these costs on a straight-line basis over the year until the next scheduled dry-docking, generally 2.5 years. In the cases whereby the dry-docking takes place earlier than in 2.5 years, the carrying amount of the previous dry-docking is derecognized. In the event of a vessel sale, the respective carrying values of dry-docking costs are written-off at the time of sale to the consolidated statement of income.

At the date of acquisition of a second-hand vessel, management estimates the component of the cost that corresponds to the economic benefit be derived from capitalized dry-docking cost, until the first scheduled dry-docking of the vessel under the ownership of the Group, and this component is depreciated on a straight-line basis over the remaining period to the estimated dry-docking date.

(e)      Financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, long-term debt and trade accounts payable. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as explained in notes (f) to (j) below.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

The Group has certain derivative financial instruments, which are not held for trading, but are not designated in a qualifying hedge relationship, and therefore, all changes in their fair value are recognized immediately in the consolidated statement of income as a component of net finance costs.

(f)      Trade accounts receivable

Trade accounts receivable are stated at their amortized cost using the effective interest method, less any impairment losses.

(g)      Insurance claim

The Group recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Group's vessels suffer insured damages. Recoveries from insurance companies for the claims are provided if the amounts are virtually certain to be received. Claims are submitted to the insurance company, which may increase or decrease the claim's amount. Such adjustments are recorded in the year they become virtually certain and were not material to the Group's consolidated statement of income in 2008, 2007 and 2006.

(h)      Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and certificates of deposit (term deposits) with original maturity of three months or less.

(i)      Trade and other amounts payable

Trade and other amounts payable are stated at amortized cost.

(j)      Long-term debt

Long-term debt is initially recognized at the fair value of the consideration received and is recorded net of issue costs directly attributable to the borrowing.  After initial recognition, issue costs are amortized using the effective interest rate method and are recorded as finance expense in the consolidated statement of income.

(k)      Inventories

Inventories (lubricants) are measured at the lower of cost and net realizable value.  The cost of inventories is based on the first-in, first-out principle.

(l)      Impairment of financial costs

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

All impairment losses are recognized in the consolidated statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the consolidated statement of income.

(m)     Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, primarily vessels, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Vessels are individually tested for impairment (see Note 7).

The recoverable amount of vessels is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverability for vessels is measured by comparing the carrying amount, including unamortized dry-docking and special survey costs, to the greater of fair value (see note 2(c)) less costs to sell or value in use. An impairment loss is recognized if the carrying amount of the vessel exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists as a result of events or changes to conditions occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that had been recognized (see Note 7).

(n)      Dividends

There are no legal requirements to hold a shareholders' meeting, nor is there a requirement in the Group's Articles of Incorporation or Bylaws to distribute dividends. Dividends may be declared or paid out of profits resulting from current or preceding years. Thus the decision to distribute dividends is made by management of the Group and they are therefore recognized as a liability in the period in which they are declared by management.

(o)      Provisions

A provision is recognized as a result of a past event when the Group has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and the risks specific to the liability.

(p)     Employee benefits

The Group has no obligations to defined contribution or defined benefit plans. Short-term employee benefits are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short- term cash bonus arrangements if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

(q)      Revenue

The Group generates its revenues from voyage and time charterers.  Revenue is recorded when a charter agreement exists and collection of the related revenue is reasonably assured.  Revenue is recognized as it is earned, on a straight-line basis over the duration of each time charter.

Deferred revenue represents invoices issued, or cash received in advance for services not yet rendered.

(r)      Vessel voyage and other operating expenses

Vessel voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter are paid for by the charterer under time charter arrangements.  Vessel voyage and other operating expenses are expensed as incurred.

(s)      Finance income and expenses

Finance income comprises of interest income on funds invested and foreign currency gains. Interest income is recognized as it accrues, using the effective interest method.

Finance expense comprises of interest expense on borrowings, foreign currency losses and impairment losses on recognized financial assets. All borrowing costs are recognized in the consolidated statement of income using the effective interest method.

(t)      Income tax

Under the laws of the countries of the vessel-owning companies' incorporation and/or vessels' registration, the vessel-owning companies are not subject to income tax on international shipping income but are subject only to certain minor registration and tonnage taxes that are charged to operating expenses as incurred. The vessel-owning companies however, are subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto, unless exempt from United States federal income taxation. If the vessel-owning companies do not qualify for the exemption from tax, they will be subject to a 4% tax on its U.S. source income, imposed without the allowance for any deductions. For these purposes, U.S. source shipping income means 50% of the shipping income that will be derived by the vessel-owning companies that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The vessel-owning companies did not incur any U.S. source shipping income in 2008, 2007 and 2006. The Group met the specific criteria under the U.S. tax law to qualify for the exemption.  Therefore, the Group does not have any current income tax or deferred taxes as of December 31, 2008, 2007 and 2006.

(u)      Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from the other segments. The Group reports financial information and evaluates its operations by charter revenues and not, for example, by (a) the length of ship employment for its customers or (b) the size of vessel. The Group does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment. Furthermore, when the Group charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result the disclosure of geographic information is impracticable. Also, as management of the Group monitors its results by revenue per day and not by customer, the geographical location of the customer is not relevant for segment information.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

(v)      New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008, and have not been applied in preparing these consolidated financial statements:

IFRS 8 Operating Segments, which is applicable from January 1, 2009, introduces the "management approach" to segment reporting. The Group does not expect IFRS 8 to have any impact on the consolidated financial statements.

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23, which will become mandatory for the Group's 2009 financial statements, is not expected to have a significant effect on the Group's financial statements.

IFRIC 13 Customer Loyalty Programmes: IFRIC 13 becomes mandatory for the Group's 2009 financial statements.  This IFRIC is not expected to have any impact on the consolidated financial statements.

Revised IAS 1, Presentation of Financial Statements: The revised standard is effective for annual periods beginning on or after January 1, 2009. The revision to IAS 1 is aimed at improving users' ability to analyze and compare the information given in financial statements. The changes made are to require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyze changes in equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases) separately from `non-owner' changes (such as transactions with third parties). In response to comments received through the consultation process, the revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with sub-totals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). Revised IAS 1 is not expected to have a significant impact on the presentation of the Group's consolidated financial statements for 2009.

Revised IFRS 3 Business Combinations: This standard is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.  Earlier application is permitted. Revised IFRS 3 is not expected to have any impact of this revision on the Group's financial statements.

Amendment to IFRS 2 Share-based Payment: The revision is effective for annual periods on or after January 1, 2009. The Group does not expect this standard to have any effect on the consolidated financial statements.

IFRIC 15, Agreements for the Construction of Real Estate: This interpretation is effective for annual periods beginning on or after January 1, 2009 and will not have any impact to the consolidated financial statements.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation: This interpretation is effective for annual periods beginning on or after October 1, 2008 and will not have any impact to the financial statements.

Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and measurement and IFRS 7 Financial Instruments: Disclosure: These amendments are applicable from July 1, 2008 prospectively. Furthermore, amendments have been made to IFRS 7 to ensure disclosure is made of the above reclassifications, which are also applicable from July 1, 2008 and will not have any impact to the consolidated financial statements.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Eligible Hedged Items Amendment to IAS 39 Financial instruments: Recognition and measurement: These amendments are applicable retrospectively for annual periods beginning on or after July 1, 2009 and will not have any impact to the consolidated financial statements.

IFRIC 17 — Distributions of Non-cash Assets to Owners: This interpretation is applicable prospectively for annual periods beginning on or after July 1, 2009. Retrospective application is not permitted and this IFRIC will not have any impact to the consolidated financial statements.

IFRIC 18 — Transfer of Assets from Customers: This interpretation should be applied prospectively to transfers of assets from customers received on or after July 1, 2009 and will not have any impact to the consolidated financial statements.

3         Direct voyage expenses

	2008	2007	2006
Bunkers expenses	(1,554)	-	-
Port expenses	(167)	(8)	-
Tugs	(60)	-	-
Agents and fees	(200)	(14)	-
	1,981	(22)	-

4          Crew costs

	2008	2007	2006
Basic and supplementary wages	(2,400)	(427)	-
Overtime	(954)	(154)	-
Vacation	(464)	(86)	-
Bonus	(545)	(55)	-
Travelling expenses	(404)	(79)	-
Victualling	(301)	(48)	-
Other	(145)	(16)	-
	(5,213)	(865)	-

Crew costs represents the amounts due to the crew on board the vessels under short-term contract, i.e. no more than nine months. The number of crewmen as at December 31, 2008 was 115 (2007: 92). The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

5          Other operating expenses

	2008	2007	2006
Lubricants	(1,945)	(550)	-
Stores and chemicals	(645)	(97)	-
Repairs and maintenance	(2,447)	(628)	-
Insurance	(1,283)	(437)	-
Other	(468)	(238)	-
	(6,788)	(1,950)	-

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

6          Financial income and expense

	2008	2007	2006
Financial Income:
Interest income	1,054	828	-
Other	44	24	-
	1,098	852	-

	2008	2007	2006
Financial expense:
Interest income	(9,524)	(2,406)	-
Fair value of interest rate swaps	(6,013)	(922)	-
Other	(557)	(12)	-
	(16,094)	(3,340)	-
Net finance cost	(14,996)	(2,488)	-

7           Vessels

Cost:	Vessels	Advances for vessels	Dry-docking	Total
Balance at January 1, 2007	-	-	-	-
Additions	212,788	10,500	2,553	225,841
Revaluation	208,562	-	-	208,562
Balance at December 31, 2007	421,350	10,500	2,553	434,403
Additions	94,518	-	3,349	97,867
Revaluation	(142,239)	-	-	(142,239)
Transfers	10,500	(10,500)	-	-
Disposals	(72,691)	-	-	(72,691)
Balance at December 31, 2008	311,438	-	5,902	317,340
Accumulated depreciation
Balance at January 1, 2007	-	-	-	-
Depreciation	(4,350)	-	-	(4,350)
Balance at December 31, 2007	(4,350)	-	-	(4,350)
Disposals	5,587	-	-	5,587
Depreciation	(39,981)	-	(1,843)	(41,824)
Balance December 31, 2008	(38,744)	-	(1,843)	(40,587)
Net book value January 1, 2007	-	-	-	-
Net book value December 31, 2007	417,000	10,500	2,553	430,053
Net book value December 31, 2008	272,694	-	4,059	276,753

During the year ended December 31, 2008 two vessel-owning companies took delivery of their vessels (Bet Intruder and Bet Prince).  The total acquisition price of the vessels amounted to $94,518, which including the down payment from December 31, 2007 of $10,500 amounted in total to $105,018. These vessel-owning companies were purchased from First Investment a subsidiary of First Financial Corporation which belongs to members of the Restis family.

During the year ended December 31, 2007, four vessel-owning companies took delivery of their vessels (BET Commander, BET Scouter, BET Performer and BET Fighter). The total cost of the vessels amounted to $ 212,788. These vessel-owning companies were purchased from First Investment a subsidiary of First Financial Corporation which belongs to members of the Restis family.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

On May 22, 2008, the Group entered into an agreement to sell to a third party, a vessel-owning company, BET Performer.  Total proceeds amounted to $129,500 less $3,328 that was paid as commission for the sale, resulted in a gain of $59,068, which was recognized in the consolidated statements of income. The sale was completed on July 10, 2008.

Vessels are measured at fair value at year end. At December 31, 2007, due to favorable market conditions, the fair value exceeded the carrying value by $208,562 and, accordingly, a revaluation reserve was recorded as a separate item in the consolidated statement of changes in equity. At December 31, 2008, the fair value of the individual vessels indicated that the carrying value of the individual vessels was impaired and, as a result, the Group recognized an impairment loss of $142,239 out of which $2,649 is recorded as a separate line item in the consolidated statement of income since there was no revaluation reserve recorded in the consolidated statements of changes in equity (see note 2 (c)).

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and dry bulk vessel values have also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment. As a result of the credit crisis and the lack of demand for dry-bulk freights, there were no reliable estimates for the fair value of the ships.

To determine the fair value at December 31, 2008, management calculated the fair value by using the discounted projected net operating cash flow for each vessel-owning company. The significant factors and assumptions used are as follows:

•	Discount rate: 10%

•	Discount cash flows up to end of the vessels useful life.

•	Daily operating costs $5 - $6

•	Earnings assumption: The agreed charter rate plus the average ten to fifteen year charter rate when these are not determined.

At December 31, 2008, all vessel-owning companies are subject to a first class mortgage to secure a long-term loan (see Note 12).

8           Inventories

	2008	2007
Lubricants	658	682
Bunkers	559	-
	1,217	682

9          Trade accounts receivable and other assets

	2008	2007
Charters	1,083	26
Guarantee for the purchase of ships	-	10,500
Prepayments	942	549
	2,025	11,075

Management has assessed that the risk of not collecting amounts from charters is minimum and no impairment loss was created.

The amount shown as guarantee reflects the amount the Group will receive in the event that the acquisition of the two vessels did not occur. A similar amount is disclosed as due to related party (Note 18). These amounts were released in 2008 as the agreement was fulfilled.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

10          Cash and cash equivalents

	2008	2007
On demand	574	265
Term deposits	34,536	26,400
Cash and cash equivalents	35,110	26,665

11           Capital

(a)           Capital contributions:

The amounts shown in the .consolidated balance sheet as capital contributions represent payments made by the shareholders of various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained. There is no contractual obligation to repay the amounts.

During the year ended December 31, 2007, the shareholders contributed a total amount of $115,553.

During the year ended December 31, 2008, the shareholders contributed a total amount of $8,185 primarily in relation to the acquisition of Bet Intruder.

In addition, and as a result of the proceeds from the sale of Bet Performer an amount of $23,518 was distributed in total to the shareholders.

During the year ended December 31, 2008, the Group distributed a total amount in dividends of $53,888. However, management then decided in order to protect the capital of the Company to ask from the shareholders to return an amount of $15,000.  This is shown as Due from related parties (Note 18) and was deducted from the dividends.  Management expects this amount will be received within the following 12 months.

The Company's authorized, issued and outstanding share capital is divided into 500 registered shares of no par value.

(b) Dividends:

Based on the written consent by the directors on August 5, 2008, the Company during the year paid dividends to the shareholders of an amount of $38,888.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

12           Long-term debt

Long-term debt is analyzed as follows:

	2008	2007
Borrower
Creighton Development	-	44,127
Pulford Ocean	28,914	31,207
Lewisham Maritime	26,453	28,550
Rayford Navigation	43,069	-
Quex Shipping	30,760	33,199
Rossington Maritime	21,529	-
	150,725	137,083
Less: Current portion	16,573	20,875
Long-term portion	134,152	116,208

The long-term debt, denominated in US Dollars, of BET Performer, BET Scouter, BET Fighter, BET Prince, BET Commander and BET Intruder represents the amounts allocated to each vessel-owning company from the syndicated loan of $222,000 for the purchase of the vessel-owning companies.  The loan was allocated to each vessel-owning company based on the lower of the total amount of the loan $222,000 and 70% of the vessel acquisition cost. As a result of the sale of BET Performer on July 10, 2008, the Group adjusted the amount outstanding proportionately to the remaining vessels.  The loan is repayable in sixteen equal semi-annual installments from the last drawdown but no later than June 20, 2015.

Details of the long-term debt, for each of the vessel-owning companies are as follows:

Creighton Development: At December 31, 2007, the outstanding balances was $44,127 (net of $218 deferred direct cost) payable in 15 equal semi-annual principal installments of $2,374 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,511 due in 2015. At December 31, 2008, the total outstanding balance was $0 as the loan was paid in full after the sale of the vessel.

Pulford Ocean: At December 31, 2007, the outstanding balances was $31,207 (net of $146 deferred direct cost) payable in 15 equal semi-annual principal installments of $1,547 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,151 due in 2015. At December 31, 2008, the total outstanding balance was $28,914 (net of $127 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,590 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,376 due in 2015.

Lewisham Maritime: At December 31, 2007, the outstanding balances was $28,550 (net of $135 deferred direct cost) payable in 16 equal semi-annual principal installments of $1,415 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,457 due in 2015.  At December 31, 2008, the total outstanding balance was $26,453 (net of $117 deferred direct cost) payable in 13 equal semi-annual principal installments of $1,454 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $7,663 due in 2015.

Rayford Navigation: At December 31, 2008, the total outstanding balance was $43,069 (net of $185 deferred direct cost) payable in 13 equal semi-annual principal installments of $2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $12,475 due in 2015.

Quex Shipping: At December 31, 2007, the outstanding balances was $33,199 (net of $155 deferred direct cost) payable in 16 equal semi-annual principal installments of $1,646 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,671 due in 2015. At December 31, 2008, the total outstanding balance was $30,760 (net of $135 deferred direct cost) payable in 13 .equal semi-annual principal installments of $1,691 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $8,911 due in 2015.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Rossinghton Maritime At December 31, 2008, the total outstanding balance was $21,529 ($97 net of deferred direct cost) payable in 13 equal semi-annual principal installments of $1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $6,238 due in 2015.

The weighted average effective interest rate for all long-term debt for the years ended December 31, 2007 and 2008 was 5.61% and 4.91%, respectively. Interest expense for the years ended December 31, 2007 and 2008 amounted to $2,406 and $9,524, respectively, and is included under finance expense in the consolidated statements of income.

The principal repayments are as follows:

	Years of maturity	1 year or less	1 to 2 years	2 to 5 years	More than5 years	Total
December 31, 2007	2015	20,875	20,875	62,625	32,708	137,083
December 31, 2008	2015	16,573	33,145	49,718	51,289	150,725

The term facility includes covenants.

The major financial covenants include the following:

•	The vessels aggregate market value equal to 125% of the outstanding facility.

•	The ratio of total liabilities to total assets shall not exceed 0.7:1.

The Group was in compliance with these loan covenants as at December 31 2008.

13          Trade accounts payable

	2008	2007
Suppliers	1,453	573
Insurance agents	321	338
Repairers	109	1,221
Agents	208	567
	2,091	2,699

14           Accrued expenses

	2008	2007
Masters' accounts	$390	$262
Other	67	-
	$457	$262

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

15           Financial instruments

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk;

•	Market risk defined as interest rate risk and currency risk.

This note represents information about the Group's exposure to cash of the above risks, the Group's objectives, policies and processes for measuring and managing risk and the Group's management of capital.

The Group has entered into transactions with derivative financial instruments to reduce exposure in interest rate and foreign exchange rates but does not meet the criteria for hedge accounting.

(a)         Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations in relation to each class of recognized financial assets. The maximum credit risk in relation to such assets is represented by the carrying amount of those assets in the balance sheet.

The main credit exposure is from trade accounts receivable, amounts due from related parties and cash and cash equivalents.

The Group places its cash and cash equivalents, consisting mostly of deposits, with financial institutions. The Group performs annual evaluations of the relative credit-standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally managed by chartering vessels to established operators, rather than to more speculative or undercapitalized entities. The vessels are mainly chartered under time-charter agreements where, per the industry practice, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days once the service begins, thereby supporting the management of trade receivables.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer.

As of December 31, 2008 and 2007, the following charterers individually accounted for more than 10% of the Group's revenue as follows:

Charter	2008	2007
A	12%	51%
B	-	26%
C	11%	18%
D	14%	-
E	15%	-

As of December 31, 2008 and 2007 the following charterers individually accounted for more than 10% of the Group's trade receivables.

Charter	2008	2007
B	-	43%
C	-	55%
D	87%	-

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

The aging of trade and other accounts receivables is as follows:

	2008	2007
Up to 30 days	643	-
Past due 31-120 days	356	14
Over 120 days	84	12
	1,083	26

The Company generally does not have large trade accounts receivable since the time charters are collected in advance. The vessels are chartered under time-charter agreements where, the charterer pays for the transportation service within one week of issue of the hire statement (invoice) which is issued approximately 15 days once the service begins, thereby supporting management of the trade accounts receivable. Turbulence in the financial markets has led many lenders to reduce, and in some cases, cease .to provide credit, including letters of credit, to borrowers. Purchasers of dry bulk cargo typically pay for cargo with letters of credit. The tightening of the credit markets has reduced the issuance of letters of credit and as a result decreased the amount of cargo result in less business for charterers and declines in the demand for vessels. These factors, combined with the general slow-down in consumer spending caused by uncertainty about future market conditions, impact the shipping business. As such, it is reasonably possible that future charter rates may further deteriorate which would have a significant impact on the Company's operations.

(b)         Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's policy is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they fall due. Furthermore, BULK ENERGY TRANSPORT (HOLDINGS) LIMITED is the guarantor of the loan on all vessel-owning companies (Note 7).

The Group aims to mitigate liquidity risk by managing cash generation from its operations and applying cash collection targets throughout the Group. The vessels are mainly chartered under time-charter agreements where, per industry practice, the charterer pays for the transportation service in advance, supporting the management of cash generation.

Excess cash is only invested in financial instruments exposed to insignificant risk of change in market value, by being placed in interest-bearing deposits with maturities fixed at no more than 3 months.

(c)           Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the future cash outflows of the Group's long-term debt as they are at variable rates. The Group manages this exposure to changes in interest rates from long-term debt by entering into interest rate swap contracts.

The Group has entered into three interest rate swap contracts, denominated in US Dollars. The notional contract amount of the swaps at December 31, 2008 amounts to $130,000 (2007: $30,000) with maturity between 3-5 years. The average fixed swap rate was 3.46% as of December 31, 2008 (2007: 4.84%).

The Group classifies the interest rate swap portfolio as a financial instrument depicted at fair value since it does not qualify for hedge accounting. The fair value of the swaps at December 31, 2008 was $6,935 (2007: $922).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

In respect of interest-bearing financial assets and financial liabilities as of December 31, 2008 and 2007, the following table depicts their weighted average interest rates and the periods in which they reprice.

2007	Note	Effective Interest rate	Total	1 year or less	2 to 5 years
Term deposits	10	3.77%	(26,400)	(26,400)	-
Long-term loan	12	5.61%	137,083	30,000	107,083

2008	Note	Effective Interest rate	Total	1 year or less	2 to 5 years
Term deposits	10	2.22%	(34,536)	(34,536)	-
Long-term loan	12	4.91%	150,725	20,725	130,00

(d)           Currency risk

The Group's exposure to foreign currency risk is minimum.  Amounts in foreign currencies are included in trade accounts payable and include amounts payable to suppliers in foreign denominated currencies and are analyzed as follows:

2008	US Dollar
EUR	505
GBP and other	480

2007	US Dollar
EUR	196
GBP and other	151

(e)           Sensitivity analysis

In managing the interest rate risk, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings.  Over the longer term however, permanent changes in interest rates would have an impact on earnings.

At December 31, 2008, it is estimated that a general increase of one percentage point in interest rates would decrease the Group's net profit by approximately $138 (2007: $807).

(f)           Fair values

All amounts that are not recorded at fair value; the Group believes that their carrying amount approximates their fair value, as they have a maturity of no more than twelve months, except for long-term debt. The carrying value of the Group's long-term debt approximates fair value because the debt bears interest at floating rates.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

16           Capital management

The Group has only ordinary shares. There are no stock plans or options.

The Group and each entity seeks to maintain a balance between long-term debt and capital. There are no capital requirements. In its funding strategy, the Group's objective is to maintain a balance between continuity of funding and flexibility through the use of debt. The Group's policy with vessel acquisitions is that no more than 70% of the acquisition cost of vessels will be funded through borrowings for all acquisitions made. The bank financing was not more than 70% of the total acquisition costs.

17          Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group's vessels. Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Group's policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business. Management monitors the return on capital, which the Group defines as net operating income divided by total shareholder's equity.

18          Related parties

The directors of the Group do not receive remuneration for the non-executive services they offer. The identity and the description of the other related parties of the Group are given below.

(a)           Enterprises Shipping and Trading SA:

Each vessel-operating company of the Group has a management agreement with EST, to provide technical and administration management services for a fixed fee per day for technical services and a fixed monthly fee for management services for each vessel in operation. These fees for 2008 amounted to $1,449 (2007: $325) and are included under the caption as management fees in the accompanying consolidated statement of income.

Management agreements with EST require the vessel-owning companies with vessels in operation to make an interest-free advance of $750 each to cover the working capital requirements arising from the handling of the majority of the expenditures.

(b)           Constellation Energy Commodities Group Limited:

Each vessel-operating company has a commercial and administration management agreement with Constellation Energy Commodities Group Limited, under which commercial management services are provided for a fee that is to the lesser of (a) a fixed fee and (b) one per cent (1%) of gross hire or freight earned and administration services, in exchange for a fixed fee. Such fees for 2008 amounted to $492 (2007: $116) are included under the caption as management fees in the accompanying consolidated statements of income. As of September 23, 2008, Constellation does not charge for administration services.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Consolidated Financial Statements
December 31, 2008 and 2007
In thousands of U.S dollars, except for shares,
unless otherwise stated

Based on a charter party agreement, one of the vessel-operating companies was time-chartered to Constellation Energy Global Commodities Group London, an affiliated company. The net profit amounted to $ 168 (2007: nil) and it is included in the accompanying consolidated statements of income.

The related balances are:

	2008	2007
Due from related parties – current
EST	832	2,334
Constellation	262	79
Due from shareholders	15,000	500
	16,094	2,913

	2008	2007
Due from related parties – current
First investment	-	10,500
Constellation	59	-
	59	10,500

The related party transactions included in the consolidated statements of income are:

	2008	2007	2006
Revenue from vessels
Constellation	168	-	-
Management fees
EST	(1,449)	(325)	-
Constellation	(492)	(116)	-
	(1,941)	(441)	-

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Balance Sheets
June 30, 2009 and December 31, 2008
In thousands of dollars

	Note	June 30, 2009	December 31, 2008
Assets
Vessels, net	9	128,879	276,753
Total non-current assets		128,879	276,753
Inventories	10	1,146	1,217
Trade accounts receivables and other assets	11	5,978	2,025
Due from related parties	19	18,441	16,094
Cash and cash equivalents	12	29,953	35,110
Total current assets		55,518	54,446
Total assets		184,397	331,199
Equity
Capital contributions	13	100,226	100,226
Revaluation reserve		-	68,972
Retained earnings/(accumulated deficit)		(68,808)	1,061
Total equity		31,418	170,259
Liabilities
Long-term debt, net	14	125,899	134,152
Total non-current liabilities		125,899	134,152
Fair value of interest rate swap		4,656	6,935
Current portion of long-term debt, net	14	16,573	16,573
Trade accounts payable	15	2,278	2,091
Accrued expenses	16	746	457
Deferred revenue		1,818	212
Due to related parties	19	-	59
Accrued interest expense		1,009	461
Total current liabilities		27,080	26,788
Total equity and liabilities		184,397	331,199

The notes are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income
For the six months ended June 30, 2009 and 2008
In thousands of dollars

	Note	2009	2008
Revenue from vessels		17,481	37,124
Direct voyage expenses	5	(2,524)	(1,880)
		14 ,957	35,244
Expenses:
Crew costs	6	(2,346)	(2,691)
Management fees – related party	19	(723)	(1,000)
Other operating expenses	7	(3,081)	(3,675)
Depreciation	9	(14,484)	(21,200)
Impairment loss	11	(64,604)	-
Results from operating activities		(70,281)	6,678
Finance income	8	2,358	3,314
Finance expense	8	(1,953)	(5,685)
Net finance income/(cost)	8	405	(2,371)
Net profit/(loss) for the period		(69,876)	4,307

Other comprehensive income
Revaluation of vessels		(68,972)	23,000
Other comprehensive income/(loss) for the period		(68,972)	23,000

Total comprehensive income/(loss) for the period		(138,848)	27,307

The notes are an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Changes in Equity
For the six months ended June 30, 2009 and 2008
In thousands of dollars

	Capital Contributions	Revaluation reserve	(Accumulated deficit)/ Retained earnings	Total
Balance at December 31, 2007	115,553	208,562	(4,754)	319,361
Net profit for the period	-	-	4,307	4,307
Revaluation of vessels	-	23,000	-	23,000
	-	23,000	4,307	27,307
Capital contributions	8,186	-	-	8,186
Balance at June 30, 2008	123,739	231,562	(447)	354,854
Balance at December 31, 2008	100,226	68,972	1,061	170,259
Net loss for the period	-	-	(69,876)	(69,876)
Revaluation of vessels	-	(68,972)	-	(68,972)
	-	(68,972)	(69,876)	(138,848)
Other	-	-	7	7
Balance at June 30, 2009	100,226	-	(68,808)	31,418

The notes an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED

Condensed Consolidated Unaudited Interim Statements of Cash Flows
For the six months ended June 30, 2009 and 2008
In thousands of dollars

	2009	2008
Cash flows from operating activities
Net profit/(loss)	(69,876)	4,307
Adjustments for:
Depreciation	14,484	21,200
Impairment loss trade receivables	164	-
Fair value of interest rate swap	(2,279)	(2,651)

Due from related parties	(2,406)	1,174
Inventories	72	(369)
Trade accounts and other receivables	(4,117)	(5,285)
Trade accounts payables	188	(131)
Accrued expenses	2,105	454
Deferred revenue	(213)	148
Accrued interest expense	549	525
Net cash from/(used in) operating activities	3,111	19,372
Cash flows from investing activities
Dry-docking costs	-	(2,050)
Additions for vessels	(22)	(94,502)
Net cash from/(used in) investing activities	(22)	(96,552)
Cash flows from financing activities
Other	7	-
Capital contributions	-	8,186
Proceeds from long-term debt	-	63,113
Payment of long-term debt	(8,253)	-
Net cash (used in)/ provided from financing activities	(8,246)	71,299
Net decrease in cash and cash equivalents	(5,157)	(5,881)
Cash and cash equivalents at January 1	35,110	26,665
Cash and cash equivalents at June 30	29,953	20,784

The notes an integral part of these condensed consolidated unaudited interim financial statements

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

1	Business and basis of presentation

(a) General

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED (the "Company" or "BET") is registered and is incorporated under the laws of the Republic of the Marshall Islands.  The Company was incorporated on December 18, 2006.  The Company started operations in 2007.  The consolidated financial statements of the Group comprise the Company and its subsidiaries (the "Group").

The Group has two shareholders, Constellation Bulk Energy Holdings with 250 shares and Mineral TRSP – Holdings, an entity that belongs to certain members of the Restis family with 250 shares.

On August 13, 2009 Constellation's interest in the Group was sold to Seanergy Maritime Holdings Inc. ("Seanergy").  Seanergy has also received the right to appoint the majority of the members of the Board of Directors.  Therefore, Seanergy is expected to control BET and fully consolidate their results of operations.

The consolidated financial statements include the following vessel owning companies:

Vessel owning company	Vessel name	Date of incorporation	Date of delivery	Country of incorporation

Quex Shipping Inc.	Bet Commander	January 3, 2007	December 17, 2007	British Virgin Islands
Rossington Marine Corp.	Bet Intruder	January 3, 2007	March 20, 2008	British Virgin Islands
Rayford Navigation Corp.	Bet Prince	January 3, 2007	January 7, 2008	British Virgin Islands
Creight Development Inc.	Bet Performer	January 3, 2007	September 28, 2007	British Virgin Islands
Pulford Ocean Inc	Bet Scouter (ex Saldhana)	January 3, 2007	July 23, 2007	British Virgin Islands
Lewisham Maritime Inc.	Bet Fighter (ex Ferosa)	January 3, 2007	August 29, 2007	British Virgin Islands

Bet Performer was sold in July 2008.

The Group provides worldwide ocean transportation services through the ownership of a fleet of five bulk-carrier vessels.  The Group does not employ any executive officers or personnel other than the crew aboard the vessels.

The technical management of the Group is performed by Enterprises Shipping and Trading SA (EST) which is owned by certain members of the Restis family.  Constellation Energy Commodities Group Limited provides commercial management.  Both EST and Constellation are considered related companies (Note 19).  EST provides the Group and other vessel-owning companies with a wide range of services that include technical support and maintenance, insurance advice, financial and accounting services all provided for a fixed fee.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

Constellation Energy Commodities Group Limited (Constellation), a subsidiary of Constellation Bulk Energy Holdings provides the Group with a wide range of services that include chartering services, voyage estimates and accounts, appointing agents e.t.c. for a fee that is the lower between (a) a fixed fee or (b) one per cent (1%) of gross hire or freight earned. In addition, the Group has appointed both EST and Constellation Energy Commodities Group Limited, to serve as administrator of the Group for a fixed fee. From September 23, 2008 and onwards, based on management decision, Constellation Energy Commodities Group Limited no longer charges the Group any fee for this service.

After the sale of Constellation's interests to Seanergy, new agreements were made with other companies.  Therefore, Constellation does not provide any other services as of August 13, 2009.

(b) Statement of compliance

The condensed consolidated unaudited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all information required for full annual financial statements, and should be read in connection with the consolidated financial statements of the Group as of and for the year ended December 31, 2008.

These condensed consolidated unaudited interim financial statements were approved by the Directors of the Group on July 27, 2009.

(d) Basis of measurement and functional presentation currency

The consolidated interim financial statements are prepared on a historical cost basis, except for the vessels and interest rate swaps which are measured at fair value.  The consolidated interim financial statements are presented in US dollars ($), which is the functional currency of the Group.  All financial information presented in US dollars has been rounded to the nearest thousand.

2	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2008.

(i) Accounting for borrowing costs

In respect of borrowings costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009, the Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.  Previously, the Group immediately recognized all borrowing costs as an expense.  This change in accounting policy was due to the prospective adoption of IAS 23 Borrowing Costs (2007) in accordance with the transitional provisions of such standard; comparative figures have not been restated.  The change in accounting policy had no material impact on assets, profit or earnings per share in the interim period ended June 30, 2009.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

(ii) Determination and presentation of operating segments

As of January 1, 2009 the Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's chief operating decision maker.  This change in accounting policy is due to the adoption of IFRS 8 Operating Segments.  Previously operating segments were determined and presented in accordance with IAS 14 Segment Reporting.  The new accounting policy in respect of segment operating disclosures is presented as follows.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components.  An operating segment's operating results are reviewed regularly by the CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company's headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other that goodwill.

(iii) Presentation of financial statements

The Group applies revised IAS 1 Presentation of Financial Statements (2007), which became effective as of January 1, 2009.  As a result, the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income.  This presentation has been applied in these condensed interim financial statements as of and for the six months period ended on June 30, 2009.

Comparative information has been re-presented so that it also is in conformity with the revised standard.  Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

3	Use of estimates and judgments

The preparation of these consolidated interim financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.  The estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are estimations in relation to the revaluation of vessels, useful lives of vessels, impairment losses on vessels and trade accounts receivable.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

During the six months ended June 30, 2009 management reassessed its estimates in respect of:

•	the fair value of vessels

•	the estimated loss of receivables

4	Financial risk management and capital management

The Group's financial risk management and capital management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2008.

5	Direct voyage expenses

	2009	2008
Bunkers expenses	(1,627)	(1,555)
Port expenses	(421)	(79)
Tugs	(186)	(92)
Agents and fees	(53)	(35)
Other	(237)	(119)
	(2,524)	(1,880)

6	Crew costs

	2009	2008
Basic and supplementary wages	(806)	(1,374)
Overtime	(543)	(481)
Vacation	(260)	(232)
Bonus	(448)	(156)
Travelling expenses	(147)	(276)
Victualling	(122)	(146)
Other	(20)	(26)
	(2,346)	(2,691)

Crew costs represent the amounts due to the crew on board the vessels under short-term contract, i.e. no more than 9 months.  The Group is not obliged to contribute to any pension plans or post-employment benefits for the crew on board.

7	Other operating expenses

	2009	2008
Lubricants	(885)	(1,283)
Stores and chemicals	(367)	(443)
Repairs and maintenance	(920)	(1,152)
Insurance	(777)	(691)
Other	(132)	(106)
	(3,081)	(3,675)

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

8	Financial income and expense

	2009	2008
Financial income:
Interest income	68	523
Fair value of interest rate swaps	2,279	2,791
Other	11	-
	2,358	3,314
Financial expense:
Interest expense	(1,877)	(5,234)
Fair value of interest rate swaps	-	(141)
Other	(76)	(310)
	(1,953)	(5,685)
Net finance (cost)/ income	405	(2,371)

9	Vessels

Cost	Vessels	Advances for vessels	Dry-docking	Total
Balance at January 1, 2008	421,350	10,500	2,553	434,403
Additions	94,518	-	3,349	97,867
Revaluation	(142,239)	-	-	(142,239)
Transfers	10,500	(10,500)	-	-
Disposals	(72,691)	-	-	(72,691)
Balance at December 31, 2008	311,438	-	5,902	317,340
Additions	22	-	-	22
Reversal revaluation	(68,972)	-	-	(68,972)
Impairment	(64,440)	-	-	(64,440)
Balance at June 30, 2009	178,048	-	5,902	183,950

Accumulated depreciation

Balance January 1, 2008	(4,350)	-	-	(4,350)
Disposals	5,587	-	-	5,587
Depreciation	(39,981)	-	(1,843)	(41,824)
Balance December 31, 2008	(38,744)	-	(1,843)	(40,587)

Depreciation	(13,304)	-	(1,180)	(14,484)
Balance June 30, 2009	(52,048)	-	(3,023)	(55,071)
Net book value January 1, 2008	417,000	10,500	2,553	430,053
Net book value December 31, 2008	272,694	-	4,059	276,753
Net book value June 30, 2009	126,000	-	2,879	128,879

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated
During the six months ended June 30, 2009 as a result of a decrease in demand for trade transportation and the global recession, prices for vessels deteriorated further.  Management received a valuation from an independent agent for the five vessels.  Based on this result, the fair value of the vessels is estimated at $ 126,000.  Therefore, management reduced the revaluation reserve by $ 68,972 and an amount of $ 64,440 was recorded as an impairment loss to the statement of comprehensive income.

10	Inventories

	June 30, 2009	December 31, 2008
Lubricants	640	658
Bunkers	506	559
	1,146	1,217

11	Trade accounts receivable and other assets

	June 30, 2009	December 31, 2008

Charters	4,604	1,083
Prepayments	1,538	942
	6,142	2,025
Impairment loss	(164)	-
	5,978	2,025

Taken into consideration the economic deterioration from 2008 and 2009, management has reassessed the risk of not collecting amounts from charters and as a result recorded an amount of $ 164 it believes will not be collectible.

In account "Charters" as of June 30, 2009 there is an amount due from freight of $ 3,000 approximately which should have been collected in June 2009 but was finally collected in July 2009.

12	Cash and cash equivalents

	June 30, 2009	December 31, 2008
On demand	103	574
Term deposits	29,850	34,536
Cash and cash equivalents	29,953	35,110

13	Capital

Capital contributions:

The amounts shown in the consolidated balance sheet as capital contributions represent payments made by the shareholders of various dates to finance vessel acquisitions in excess of the amounts of the bank loans obtained.  There is no contractual obligation to repay the amounts.

The authorized, issued and outstanding share capital is divided into 500 registered shares of no par value.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

14	Long-term debt

Long-term debt is analyzed as follows:

Borrower	June 30, 2009	December 31, 2008
Pulford Ocean	27,331	28,914
Lewisham Maritime	25,004	26,453
Rayford Navigation	40,711	43,069
Quex Shipping	29,076	30,760
Rossington Maritime	20,350	21,529
	142,472	150,725
Less: Current portion	16,573	16,573
Long-term portion	125,899	134,152

The long-term debt, denominated in US Dollars, of BET Peformer, BET Scouter, BET Fighter, BET Prince, BET Commander and BET Intruder represents the amounts allocated to each vessel-owning company from the syndicated loan of $ 222,000 for the purchase of the vessel-owning companies.  The loan was allocated to each vessel-owning company based on the lower of the total amount of the loan $ 222,000 and 70% of the vessel acquisition cost.  As a result of the sale of BET Performer on July 10, 2008 the Group adjusted the amount outstanding proportionately to the remaining vessels.  The loan is repayable in sixteen equal semi-annual installments from the last drawdown but no later than June 20, 2015.

Details of the long term debt, for each of the vessel-owning companies are as follows:

Pulford Ocean:  At June 30, 2009, the outstanding balance was $ 27,331 (net of $ 125 deferred direct cost) payable in 12 equal semi-annual principal installments of $ 1,590 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,376 due in 2015.  At December 31, 2008 the total outstanding balance was $ 28,914 (net of $ 127 deferred direct cost) payable in 13 equal semi-annual principal installments of $ 1,590 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,376 due in 2015.

Lewisham Maritime:  At June 30, 2009, the outstanding balance was $ 25,004 (net of $ 107 deferred direct cost) payable in 12 equal semi-annual principal installments of  $ 1,454 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 7,663 due in 2015.  At December 31, 2008 the total outstanding balance was $ 26,453  (net of $ 117 deferred direct cost) payable in 13 equal semi-annual principal installments of  $ 1,454 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 7,663 due in 2015.

Rayford Navigation:  At June 30, 2009 the total outstanding balance was $ 40,711 (net of $ 181 deferred direct cost) payable in 12 equal semi-annual principal installments of $ 2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 12,475 due in 2015.  At December 31, 2008 the total outstanding balance was $ 43,069 (net of $ 185 deferred direct cost) payable in 13 equal semi-annual principal installments of $ 2,368 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 12,475 due in 2015.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

Quex Shipping:  At June 30, 2009, the outstanding balance was $ 29,076  (net of $ 127 deferred direct cost) payable in 12 equal semi-annual principal installments of  $ 1,691 plus interest at floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,911 due in 2015.  At December 31, 2008 the total outstanding balance was $ 30,760 (net of $ 135 deferred direct cost) payable in 13 equal semi-annual principal installments of $ 1,691 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 8,911 due in 2015.

Rossinghton Marine:  At June 30, 2009 the total outstanding balance was $ 20,350 (net of $ 95 deferred direct cost) payable in 12 equal semi-annual principal installments of $ 1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 6,238 due in 2015.  At December 31, 2008 the total outstanding balance was $ 21,529 (net of $ 97 deferred direct cost) payable in 13 equal semi-annual principal installments of  $ 1,184 plus interest of floating rates (LIBOR plus a spread of 0.75%) with a balloon installment of $ 6,238 due in 2015.

The weighted average effective interest rate for all long-term debt for the year ended December 31, 2008 and June 30, 2009 was 4.91% and 1.119%, respectively.  Interest expense for the six months, June 30, 2009 and 2008 amounted to $ 1,877 and $ 5,234, respectively, and is included in finance expense in the consolidated statements of comprehensive income.

The principal repayments are as follows:

	Years of maturity	1 year or less	1 to 2 Years	2 to 5 years	More than 5 years	Total

December 31, 2008	2015	16,573	33,145	49,718	51,289	150,725
June 30, 2009	2015	16,573	33,145	49,718	43,036	142,472

The loans are subject to the same covenants as the December 31, 2008 financial statements.  Although, it is not required to test the covenant compliance on a basis less than twelve months, management has concluded that it is in breech of their covenants as of June 30, 2009.  As a result, on September 30, 2009, it entered into a supplemental agreement with the banks to pay an amount of $ 20,000 (Note 20).

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

15	Trade accounts payable

	June 30, 2009	December 31, 2008
Suppliers	1,240	1,453
Insurance agents	839	321
Repairers	51	109
Agents	148	208
	2,278	2,091

16	Accrued expenses

	June 30, 2009	December 31, 2008
Masters' accounts	402	390
Other	344	67
	746	457

17	Capital management

The Group has only ordinary shares.  There are no stock plans or options.

The Group and each entity seek to maintain a balance between long-term debt and capital.  There are no capital requirements.  In its funding strategy, the Group's objective is to maintain a balance between continuity of funding and flexibility through the use of debt.  The Group's policy with vessel acquisitions is that no more than 70% of the acquisition cost of vessels will be funded through borrowings.  For all acquisitions made, the bank financing was not more than 70% of the total acquisition costs.

The Management's policy is to maintain a strong capital base so as to maintain creditor and market confidence and to sustain future development of the business.  Management monitors the return on capital, which the Group defines as net operating income divided by total shareholder's equity.

18	Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.  In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operation of the Group's vessels.  Currently, management is not aware of any such contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Group accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Qualification of the BET fleet for US tax exemption for the 2008 and 2009 tax years has not yet been achieved and depends on approval from the US tax authorities for BET to make an election to be treated as a disregarded entity for those tax years.  If the US tax authorities do not approve of this election, then the vessels in the BET fleet will be subject to US taxation on their US source income for the 2008 and 2009 tax years.  Seanergy Maritime Holdings Corp., which acquired the 50% interest of Constellation in BET subsequent to period-end (refer to Note 20), has entered into an agreement with the parent company of Constellation for indemnification for any adverse tax consequences should the US tax authorities decide not to approve of the election.  Management believes that the US tax authorities decision will be favorable to the Company and consequently has not recorded any provision for this purpose.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

19	Related parties

The directors of the Group do not receive remuneration for the non-executive services they offer.  The identity and the description of the other related parties of the Group are given below.

(a)	Enterprises Shipping and Trading SA (the "EST"):

Each vessel-operating company of the Group has a management agreement with EST, to provide technical and administration management services for a fixed fee per day for technical services and a fixed monthly fee for management services for each vessel in operation.  These fees for 2009 amounted to $608 (2008: $742) and are included under the caption as management fees in the consolidated unaudited statement of comprehensive income.

Management agreements with EST require the vessel-owning companies with vessels in operation, to make an interest-free advance of $750 each, to cover the working capital requirements arising on the handling of the majority of the expenditure.

(b)	Constellation Energy Commodities Group Limited:

The vessel-operating company has a commercial and administration management agreement with Constellation Energy Commodities Group Limited, under which commercial management services are provided to the lesser of (a) a fixed fee and (b) one per cent (1%) of gross hire or freight earned and administration services, in exchange for a fixed fee.  Such fees for 2009 amounted to $116 (2008: $258) and are included under the caption as management fees in the consolidated unaudited statement of comprehensive income.

The related balances are:

	June 30, 2009	December 31, 2008
Due from related parties – current
EST	3,441	832
Constellation	-	262
Due from shareholders	15,000	15,000
	18,441	16,094

Amounts due from shareholders results from management' decision to request an amount of $15,000 to be returned from dividends distributed in 2008.  Management expects these amounts to be returned during 2009.

	June 30, 2009	December 31, 2008
Due to related parties – current
Constellation	-	59
	-	59

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

The related party transactions included in the consolidated statements of comprehensive income are:

	June 30, 2009	June 30, 2008
Management fees
EST	(607)	(742)
Constellation	(116)	(258)
	(723)	(1,000)

20	Subsequent events

On August 12, 2009, the 50% ownership interest of Constellation was purchased by Seanergy Maritime Holdings Corp.  The purchase price was $1 (1 USD) per share.  Concurrent with the closing of the acquisition, the Company has entered into a commercial brokerage agreement with Saf Bulk Maritime which is affiliated with members of the Restis family.

The Company has entered into a shareholder's agreement with the other shareholder, Mineral TRSP-Holdings, pursuant to which Seanergy will control BET's Board of Directors and appoint it's Managing Director.

BULK ENERGY TRANSPORT (HOLDINGS) LIMITED
Notes to Condensed Consolidated Unaudited Interim Financial Statements
June 30, 2009 and December 31, 2008
In thousands of U.S dollars, except for shares,
unless otherwise stated

On September 30, 2009, BET entered into a supplemental agreement with Citibank International PLC (as agent for the syndicate of banks and financial institutions set forth in the loan agreement) in connection with the $222,000 amortized loan obtained by the six wholly-owned subsidiaries of BET which financed the acquisition of their respective vessels. The material terms of the supplemental agreement with Citibank International PLC are as follows:

(1) The applicable margin for the period between July 1, 2009 and ends on June 30, 2010 (the amendment period) shall be increased to two per cent (2%) per annum.

(2) The borrowers are to pay the agent a restructuring fee of $286 and a part of the loan in the amount of $20,000.

(3) The borrowers and the corporate guarantor have requested and the creditors consented to:

(a)	temporary reduction of the security requirement during the amendment period from 125% to 100%;

(b)
temporary reduction of the minimum equity ratio requirement of the principal corporate guarantee to be amended from 0.30: 1.0 to 0.175:1.0 during the amendment period at the end of the accounting periods ending on December 31, 2009 and June 30, 2010.

Up to 20,560,610 Shares of Common Stock

Up to 16,016,667 Private Common Stock Purchase Warrants

Up to 16,016,667 Shares of Common Stock underlying the Private Warrants